COMMUNITY CENTRAL BANK CORPORATION


Bank Corporation
Nasdaq Listed
[CCBD]
COMMUNITY
CENTRAL BANK
CORPORATION
NASDAQ

NOTICE OF ANNUAL MEETING, PROXY STATEMENT & 2001 STOCKHOLDER REPORT

COMMUNITY CENTRAL BANK CORPORATION
100 North Main Street
Mount Clemens, MI 48043

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 16, 2002

TO THE HOLDERS OF SHARES OF COMMON STOCK OF
COMMUNITY CENTRAL BANK CORPORATION

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of COMMUNITY CENTRAL BANK CORPORATION will be held at the Fern Hill Country Club, 17600 Clinton River, Clinton Township, Michigan, on Tuesday, April 16, 2002, at 9:00 A.M., for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect three Class III directors for a three year term, as detailed in the accompanying Proxy Statement.

2. APPROVAL OF 2002 INCENTIVE PLAN. To approve the 2002 Incentive Plan, as detailed in the accompanying Proxy Statement.

3. OTHER BUSINESS. To transact such other business as may properly be brought before the meeting, or any adjournment or adjournments of the meeting.

Only those stockholders of record at the close of business on Tuesday, February 26, 2002, shall be entitled to notice of and to vote at the meeting.

We urge you to sign and return the enclosed proxy ballot as promptly as possible, whether or not you plan to attend the meeting in person. We would appreciate receiving your proxy ballot by Tuesday, April 2, 2002.

By Order of the Board of Directors,

David A. Widlak
Chairman of the Board
and Chief Executive Officer
Community Central Bank Corporation

Dated: March 19, 2002

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Community Central Bank Corporation
Letter to Shareholders

Dear Shareholder:

2001 will go down as an historic year for Community Central Bank Corporation. It was the last year in which our bank was considered "de novo" or a new bank. It was also the year in which the investment community has taken notice of the efforts of our directors, employees, and stockholders. On behalf of the Board of Directors, management and employees of the corporation and subsidiaries, we are proud to report on our accomplishments for 2001.

Our net income for the year rose 14% to $1,626,000, or $0.62 per share, basic and diluted, compared with $1,424,000, or $0.55 per share, basic and diluted, for 2000. This was our 15th consecutive quarter of profitability and fourth consecutive year of profitability. It's noteworthy that our net interest margin remained quite resilient, ending the fourth quarter at 3.67%.

Over and above the positive operating results, 2001 was a year of progress and accomplishment.

The cover of this report celebrates the acceptance of our stock for listing on the Nasdaq National Market System. This acceptance for Nasdaq trading is, in effect, a recognition of our growth and profitability and an acknowledgment of the great job being done by the entire Community Central team. The Nasdaq listing also signals that our daily trading data and share price are reported in national business publications such as the Wall Street Journal, and on national electronic trade-reporting systems used by stockbrokers and brokerages across the country.

Another exciting achievement for 2001 was the successful launch in July of our new mortgage subsidiary, Community Central Mortgage Company, LLC. In addition to providing a superior mortgage banking service for our customers, mortgage banking gives us an opportunity to increase our market presence, build on our name, diversify our service base, cross-sell services to our existing customers and new customers alike, and generate additional fee income for the bank and holding company. Our new mortgage company activity contributed significantly to our profitability in both the third and fourth quarters of the year.

During 2001 we also rolled out online banking for both commercial and consumer customers. Online banking adds considerable convenience for our customers and also keeps us at the leading edge of technology. Our 24-hour system was designed to be among the most user-friendly of any in use and allows consumers to check account balances, transfer funds among accounts, verify deposits, review checks cleared, pay bills, and export information for personal financial management to several common software programs. There are additional capabilities for commercial customers, including wire transfers, direct payroll deposits, electronic bill payment and account relationships. Online banking is becoming one of our most popular services.

2001 also saw Community Central Bank combine customer convenience and value by commencing an ATM worldwide rebate program. Under the program, customers may use any ATM machine in the world, and any fees charged will be rebated to the customer up to the first $10 per month. This allows Community Central Bank, the hometown bank, to provide worldwide big bank service to our customers.

Looking forward, we are decidedly optimistic about 2002. We intend to build upon our position in our current market and to increase our presence in new markets. First and foremost, we plan to expand the breadth of our mortgage banking operations. This will generate fee revenue and add to our visibility and ability to sell products in our market. We continuously strive to enhance our customer service and plan to implement software to help us serve our customers better. Among other plans for 2002, we are working with a new marketing agency and expect to introduce a new advertising campaign by midyear.

We would like to remind shareholders that you have a Private Banker to help you open or change accounts, and to take advantage of our Shareholder Rewards program. This program offers shareholders special rates on loans and deposits at Community Central Bank. For questions or to take advantage of our Shareholder Rewards perks, simply contact director Celestina Giles, at 586-783-4392 or cgiles@communitycentralbank.com.

On behalf of the Board of Directors, we would like to extend our thanks to the hardworking team at Community Central Bank and Community Central Mortgage Company and all of our shareholders for your continued trust and support.

Sincerely,

David A. Widlak
Chairman of the Board and Chief Executive Officer
Community Central Bank Corporation

Ronald R. Reed
President and Chief Executive Officer
Community Central Bank

COMMUNITY CENTRAL BANK CORPORATION
100 North Main Street
Mount Clemens, MI 48043

March 19, 2002

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished to stockholders of Community Central Bank Corporation (the "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation, for use at the Annual Meeting of Stockholders of the Corporation to be held on Tuesday, April 16, 2002, at 9:00 A.M., at the Fern Hill Country Club, 17600 Clinton River, Clinton Township, Michigan, and at any and all adjournments of the meeting. It is expected that the proxy materials will be mailed to stockholders on or about March 19, 2002.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its exercise. Unless the proxy is revoked, the shares represented by it will be voted at the Annual Meeting or any adjournment of the meeting.

The entire cost of soliciting proxies will be borne by the Corporation. Proxies may be solicited by mail or telegraph, or by directors, officers, or regular employees of the Corporation or its subsidiary, in person or by telephone. The Corporation will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of common stock of the Corporation.

The Board of Directors, in accordance with the By-Laws of the Corporation, has fixed the close of business on February 26, 2002, as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and at any and all adjournments of the meeting.

At the close of business on the record date, the outstanding number of voting securities of the Corporation was 2,661,922 shares of common stock, each of which is entitled to one vote. A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

ELECTION OF DIRECTORS

The Corporation's Articles of Incorporation and By-Laws provide that the number of directors, as determined from time to time by the Board of Directors, shall be no less than six and no more than 15. The Board of Directors has presently fixed the number of directors at 12. The Articles of Incorporation and By-Laws further provide that the directors shall be divided into three classes, Class I, Class II and Class III, with each class serving a staggered three year term and with the number of directors in each class being as nearly equal as possible.

The Board of Directors has nominated Gebran S. Anton, Joseph F. Jeannette and Michael D. Schwartz, as Class III directors for three year terms expiring at the 2005 Annual Meeting, and upon election and qualification of their successors. Each of the nominees is presently a Class III director of the Corporation whose term expires at the April 16, 2002, Annual Meeting of Stockholders. The other members of the Board, who are Class I and Class II directors, will continue in office in accordance with their previous elections until the expiration of their terms at the 2003 or 2004 Annual Meeting.

It is the intention of the persons named in the enclosed proxy to vote the proxy for the election of the three nominees. The proposed nominees for election as directors are willing to be elected and serve; but in the event that any nominee at the time of election is unable to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote the proxy for the person so selected. If a substitute nominee is not selected, the proxy will be voted for the election of the remaining nominees. The affirmative vote of a plurality of the votes cast is required for the nominees to be elected. Votes withheld and broker non-votes are not counted toward a nominee's total.

Stock Ownership of Certain Beneficial Owners and Management

The following table presents information regarding the beneficial ownership of the Corporation's common stock as of February 1, 2002, by each of the directors (and nominees for election) of the Corporation whose terms of office will continue after the Annual Meeting, each of the executive officers named in the summary compensation table, and all directors and executive officers of the Corporation as a group.

Name of Beneficial Owner	Amount Beneficially Owned (1)		Percent of Class Beneficially Owned (9)
Gebran S. Anton	97,204	(2)	3.64%
Joseph Catenacci	67,164	(2)	2.52%
Raymond M. Contesti	38,479	(2)	1.44%
Salvatore Cottone	72,383	(2)	2.71%
Celestina Giles	21,463	(3)	0.80%
Bobby L. Hill	25,024	(2)	0.94%
Joseph F. Jeannette	101,230	(2)	3.79%
Dean S. Petitpren	119,632	(2)	4.48%
Ronald R. Reed	13,309	(4)	0.50%
Michael D. Schwartz	44,290	(5)	1.66%
Anthony R. Tersigni	17,644	(6)	0.66%
David A. Widlak	44,020	(5)	1.65%
Ray T. Colonius	12,680	(7)	0.47%
All directors and executive officers of the Corporation as a group (13 persons)	674,522	(8)	24.49%

(1) Some or all of the common stock listed may be held jointly with, or for the benefit of, spouses or relatives of, or various trusts established by, the person indicated.
(2) Includes options to purchase 8,056 shares exercisable within 60 days of February 1, 2002.
(3) Includes options to purchase 9,741 shares exercisable within 60 days of February 1, 2002.
(4) Includes options to purchase 8,309 shares exercisable within 60 days of February 1, 2002.
(5) Includes options to purchase 2,200 shares exercisable within 60 days of February 1, 2002.
(6) Includes options to purchase 3,664 shares exercisable within 60 days of February 1, 2002.
(7) Includes options to purchase 9,680 shares exercisable within 60 days of February 1, 2002.
(8) Includes options to purchase 92,186 shares exercisable within 60 days of February 1, 2002.
(9) The percentages shown are based on 2,661,922 shares of the Corporation's common stock outstanding, plus the number of shares that the named person or group has the right to acquire within 60 days.

The table below shows the beneficial ownership of the Corporation's common stock by each person who was known by the Corporation to own beneficially more than 5% of the Corporation's common stock as of February 1, 2002. The number of shares beneficially owned is based on information that has been provided to the Corporation by such person. To the best of the Corporation's knowledge, no other person owns more than 5% of the Corporation's outstanding common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock
Willard G. Pierce and Jessie M. Pierce Foundation (1) 820 West Clinton Street Hastings, MI 49058	175,000	6.57%

(1) Subsequent to February 1, 2002 a representative of the foundation advised the Corporation that the Foundation had sold shares and no longer owns 5% of the Corporation's Common Stock.

Information About Directors and Nominees as Directors

The following table shows certain information about the directors of the Corporation. The directors listed are those whose term of office will continue after the Annual Meeting, as well as those persons who have been nominated for election as a director. All of the directors listed are also directors of the Corporation's subsidiary, Community Central Bank (the "Bank").

Name, Age, Principal Occupation	Has Served as a Director Since	Year When Term of Office Expires
Gebran S. Anton, 69 Co-owner; Anton, Zorn & Associates (Commercial & Industrial Real Estate Brokerage) President; Gebran Anton Development Co. (Real Estate Development)	1996	2002
Joseph Catenacci, 66 Chief Operating Officer; John Carlo, Inc. (Highway and Heavy Construction)	1996	2003
Raymond M. Contesti, 66 Superintendent; Clintondale Community Schools	1996	2003
Salvatore Cottone, 61 President; Resco, Inc. (Real Estate Development)	1996	2004
Celestina Giles, 54 Executive Secretary of the Bank	1996	2003
Bobby L. Hill, 69 County Commissioner; Macomb County Board of Commissioners	1996	2004
Joseph F. Jeannette, 57 Assistant Director; Utica Community Schools	1996	2002
Dean S. Petitpren, 59 President; Petitpren, Inc. (Beer Distribution)	1996	2004
Ronald R. Reed, 54 President and CEO of the Bank	1999	2004
Michael D. Schwartz, 72 Vice President; Five Star Land Company (Real Estate Investment) 2001 - present Retired Circuit Court Judge Macomb County, 1986 - 2000	2001	2002
Anthony R. Tersigni, 52 Exec. Vice President & Chief Operating Officer, Ascension Health President & CEO, St. John Health System, 1995 – 2000	1998	2003
David A. Widlak, 53 Chairman of the Board and Chief Executive Officer of the Corporation, 2000 - present Investor / Consultant	1999	2003

In addition to serving as a member of the Board of Directors, Mr. Widlak serves as Chairman of the Corporation, Mr. Cottone serves as Chairman of the Board of the Bank, Dr. Contesti serves as President of the Corporation and Mr. Petitpren serves as Vice-President of the Corporation. Each of the directors has held the principal occupation listed in the table above for at least the past five years except as specifically indicated otherwise.

Board of Directors Meetings and Committees

The Corporation has standing Audit and Compensation Committees of the Board of Directors.

The members of the Audit Committee consist of Salvatore Cottone (Chairman), Bobby L. Hill, Joseph F. Jeannette and Michael D. Schwartz. The functions of the Audit Committee and its activities are described below under the heading "Report of the Audit Committee."

The members of the Compensation Committee consist of Raymond M. Contesti (Chairman), and Joseph F. Jeannette. The Compensation Committee's responsibilities include considering and recommending to the Board of Directors any changes in compensation and benefits for officers of the Corporation. The Compensation Committee is also responsible for administering the Corporation's 1996 Employee Stock Option Plan.

The Nominating Committee is responsible for reviewing and making recommendations to the Board of Directors as to its size and composition and recommending to the Board of Directors candidates for election as directors at the annual meetings, and filling any vacancies that may occur between annual meetings. The Nominating Committee will consider as potential nominees persons recommended by stockholders. Recommendations should be submitted to the Nominating Committee in care of Lisa M. Medlock, Secretary of the Corporation. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies such person for consideration, and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to effectively nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the advance notice and other requirements detailed in the Corporation's Articles of Incorporation.

During the year ended December 31, 2001, there were a total of eleven meetings of the Board of Directors of the Corporation. Each director attended at least 75% of the total number of meetings of the Board of Directors and committees of the Board on which the director served that were held in 2001 during the period that the director served. There were five meetings of the Audit Committee, three meetings of the Compensation Committee and one meeting of the Nominating Committee during 2001.

Each member of the board receives $1,250 per month, in aggregate, for services as a director of the Corporation and the Bank. In addition, Messrs. Raymond M. Contesti, Bobby L. Hill, Ronald R. Reed and David A. Widlak receive $500 a month for serving as members of the Management Committee of Community Central Mortgage Company, LLC, the Corporation's mortgage company subsidiary.

Members of the Corporation's Board of Directors who as of June 1996 were not employees of the Corporation or any of its affiliates ("nonemployee directors") each received an option (adjusted for subsequent stock splits) to purchase 5,856 shares of common stock of the Corporation at a price of $6.83 per share, pursuant to the Corporation's 1996 Stock Option Plan for Nonemployee Directors. Under this Plan, each option was immediately exercisable for 1,464 shares when granted. Thereafter, as of the date of each annual meeting, each option became exercisable for an additional 1,464 shares until the 1999 Annual Meeting, at which time it became exercisable in full. Each option expires not later than seven years after its date of grant. Nonemployee directors who were appointed or elected after June 1, 1996, and at or before the 1999 Annual Meeting, received an option for a lesser number of shares, the number of which depended on which Annual Meeting was the first annual meeting occurring concurrently with, or after he or she became a nonemployee director.

Under the Corporation's 1999 Stock Option Plan for Directors, which was approved by the Stockholders at the Annual Meeting held in April of 1999, the nonemployee directors and the Chairman of the Board of the Corporation received an option (as adjusted for subsequent stock splits) to purchase 4,400 shares of common stock of the Corporation at a price of $8.64 per share. Under this plan, each option was exercisable for 1,100 shares as of the 2000 Annual Meeting, and is exercisable for an additional 1,100 shares as of each subsequent Annual Meeting until it becomes exercisable in full. Each option expires not later than seven years after its date of grant. A nonemployee director or a Chairman of the Board who is appointed or elected after April 21, 1999, and at or before the 2003 Annual Meeting receives an option for a lesser number of shares, the number of which depends on which Annual Meeting is the first Annual Meeting occurring concurrently with, or after he or she became a nonemployee director or Chairman of the Board.

On February 19, 2002, the Board of Directors adopted a 2002 Incentive Plan, subject to the approval of the stockholders. Pursuant to the plan, each director will be awarded 300 shares of common stock of the Corporation annually. The awards are made each year, on the first business day of the month following the annual meeting of stockholders, from 2002 through 2010, during the period that the director serves on the Board. The plan is being submitted to the stockholders for approval at the annual meeting and is described later in this Proxy Statement. No shares will be issued to any of the directors under the plan if the plan is not approved by the stockholders.

Report of the Audit Committee

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Corporation filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Corporation specifically incorporates this report by reference.

The members of the Audit Committee consist of Salvatore Cottone, Bobby L. Hill, Joseph F. Jeannette and Michael D. Schwartz. At least a majority of the members of the Audit Committee are independent directors as that term is defined in Rule 4200(a) of The Nasdaq Stock Market Rules. The Audit Committee's responsibilities include recommending to the Board of Directors the independent auditors to be selected, reviewing the scope of proposed audits and the procedures to be used, and the results of the audits, reviewing the adequacy and effectiveness of accounting and financial controls, and reviewing the internal auditing function and the financial statements of the Corporation.

The Audit Committee adopted its charter during 2001, and the charter has been approved by the Board of Directors. The complete text of the charter is included in Annex A to this Proxy Statement.

Management has the primary responsibility for the financial statements and the reporting process, including the Corporation's systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2001 with management, including a discussion of the quality and the acceptability of the Corporation's financial reporting and controls.

The Audit Committee reviewed with the independent auditors, Plante & Moran, LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of the Corporation's financial reporting and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 and No. 90 (Communications with Audit Committees). In addition, the Audit Committee has discussed with Plante & Moran LLP the auditors' independence from management and the Corporation, including the matters in the auditors' written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditors' independence.

The Audit Committee also discussed with the Corporation's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Audit Committee also evaluated and recommended to the Board the reappointment of the Corporation's independent auditors for 2002.

Audit Committee

Salvatore Cottone
Bobby L. Hill
Joseph F. Jeannette
Michael D. Schwartz

Audit Fees

The aggregate fees billed to the Corporation for 2001 by the Corporation's accounting firm, Plante & Moran LLP, are as follows:

Audit Fees	$55,875
Financial Information Systems Design and Implementation Fees	----
All Other Fees	22,325
Total	$78,200

Summary Compensation Table

The following table details the compensation awarded, earned, or paid to the named executive officers for the three years ended December 31, 2001:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	
		Salary	Bonus	Other Annual Compensation (1)	Options	All Other Compensation (2)
David A. Widlak,	2001	$0	$40,000	$18,792	0	$0
Chairman of the Board	2000	$0	$15,000	$12,000	0	$0
and CEO of the Corporation	1999	$0	$0	$1,000	4,400	$0
Ronald R. Reed,	2001	$129,615	$25,000	$22,688	20,000	$644
President and CEO of	2000	$38,462	$15,000	$2,061	8,271	$0
the Bank						
Ray T. Colonius,	2001	$90,946	$20,000	$4,262	20,000	$2,728
Treasurer of the Corporation	2000	$78,846	$20,000	$3,197	9,930	$923
and VP & CFO of the Bank	1999	$27,404	$0	$0	0	$0

(1) These amounts represent for Mr. Widlak and Mr. Reed, fees paid to the named officers for serving as a member of the Board of Directors of the Corporation and its subsidiaries and their committees, and the value of non cash compensation attributable to the personal use of a company vehicle; and for Mr. Colonius, the value of non cash compensation attributable to the personal use of a company vehicle.

(2) This amount represents contributions made by the Bank to the 401(k) plan account of the named executive officer.

Options Granted in 2001

The following table provides information on options granted to the named executive officers during the year ended December 31, 2001:

	Individual Grants			
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2001	Exercise or Base Price Per Share	Expiration Date
David A. Widlak	None	----	N/A	N/A
Ronald R. Reed	12,764	22%	$5.73	05-07-2011
	7,236	12%	$6.05	05-24-2011
Ray T. Colonius	12,765	22%	$5.73	05-07-2011
	7,235	12%	$6.05	05-24-2011

Aggregated Stock Option Exercises in 2001 and Year End Option Values

The following table provides information on the exercise of stock options during the year ended December 31, 2001, by the named executive officers, and the value of unexercised options at December 31, 2001:

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at 12-31-2001 Exercisable / Unexercisable	Value of Unexercised "In-the-Money" Options at 12-31-2001 (1) Exercisable / Unexercisable
David A. Widlak	None	N/A	2,200 / 2,200	$2,948 / $2,948
Ronald R. Reed	None	N/A	8,309 / 19,962	$23,198 / $54,699
Ray T. Colonius	None	N/A	9,680 / 20,250	$27,905 / $55,977

(1) Values are calculated by subtracting the exercise price of the option from the fair market value of the underlying common stock. For purposes of this table, fair market value is deemed to be $8.50 per share, the average of the closing high bid and low asked prices reported by the Nasdaq National Market as of December 31, 2001.

Certain Transactions

The Bank has had, and expects to have in the future, loan and other financial transactions in the ordinary course of business with the Corporation's directors, executive officers, and principal stockholders and their associates. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and (iii) in the opinion of management, did not involve more than the normal risk of collectibility, or present other unfavorable features.

As of December 31, 2001, the Bank had outstanding 41 loans to the directors and executive officers of the Corporation, totaling approximately $4.0 million in aggregate amount under commitments totaling approximately $7.1 million.

The main office building of the Corporation and the Bank is being leased from T.A.P. Properties, LLC, a company owned by two directors; Gebran Anton and Dean Petitpren. The lease commenced in 1996 and has a term of 15 years. The monthly lease payments are currently $12,500 per month, and increase over the term of the lease to $16,531 per month in the final five years of the lease. The Bank also leases an office suite in a building that is owned by Mr. Anton. The lease has a term of five years, and commenced in 1997. The monthly lease payments were $2,148 per month during the first year of the lease and increased over the term of the lease to its present amount of $2,274 per month. This five year lease is scheduled to expire in May of 2002. The terms of these leases and rent payments were similar to those prevailing at the time they were signed, for comparable leases in the local market.

PROPOSAL TO APPROVE
COMMUNITY CENTRAL BANK CORPORATION 2002 INCENTIVE PLAN

On February 19, 2002, the Board of Directors unanimously approved the adoption of the Community Central Bank Corporation 2002 Incentive Plan (the "Plan") and directed that it be submitted to shareholders for approval.

The Board of Directors believes that stock options and other stock-based incentives play an important role in attracting and retaining the services of outstanding employees and directors and in linking the interests and efforts of these persons to the long-term interest of the Corporation's shareholders. Employees whose performance or contributions, in the judgment of the Compensation Committee, benefit or will benefit the Corporation will be eligible for awards under the Plan. Awards to employees may be made in the form of grants of stock options, stock appreciation rights ("SARs"), restricted or non-restricted stock or units denominated in stock, cash awards, performance awards, or any combination of these. As of March 1, 2002, approximately 75 employees were eligible to participate in the Plan. In addition, under the Plan, automatic annual awards of common stock will be made to directors of the Corporation. As of March 1, 2002, there were 12 directors of the Corporation who would receive stock awards under the Plan. In the event that the proposed Plan is not approved by the shareholders, it will not become effective.

The proposed Plan is set forth in Appendix B to this Proxy Statement. The principal features of the Plan are described below.

General Information

The Plan will be administered by the Compensation Committee of the Board of Directors, or such other committee as the Board of Directors may from time to time appoint. The Committee is comprised of non-employee directors. The Committee establishes the terms and conditions of awards granted under the Plan, subject to certain limitations in the Plan. The Committee may delegate to the Chairman of the Board, the President and to other senior officers of the Corporation its duties under the Plan, except that no such delegation may be made in the case of actions with respect to participants who are subject to Section 16 of the Securities Exchange Act of 1934 or are "covered employees" under Section 162(m) of the Internal Revenue Code.

The Plan provides for awards to be made with respect to a maximum of 130,000 shares of common stock of the Corporation, of which up to 40,000 shares will be available for awards to directors and the remainder will be available for awards to employees. The number of shares of common stock subject to awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of common stock, or in a manner such that all or some of the shares covered by them are not issued or are exchanged for awards that do not involve common stock, will again immediately become available for awards under the Plan.

In any one calendar year, no individual may receive awards under the Plan consisting of options or SARs that are exercisable for more than 20,000 shares or awards consisting of common stock or units denominated in common stock covering more than 15,000 shares, or a cash award in excess of $200,000.

The Plan provides that the number of shares reserved for issuance under the Plan, as well as the awards to be made under the Plan, and the stock based limits on awards, will be adjusted proportionally by the Board to reflect any stock dividends or splits, or other subdivisions or consolidations of the common stock of the Corporation.

The Board may amend, modify, suspend or terminate the Plan for the purpose of addressing any changes in legal requirements or for any other purpose permitted by law, except that no amendment that would impair the rights of any participant with respect to any award may be made without the consent of the participant.

No award or any other benefit under the Plan is transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, provided that the Committee may authorize all or a portion of any nonqualified stock option granted to a participant to be transferable for no consideration to certain immediate family members, a trust solely for the benefit of the participant or such immediate family members, or a partnership or limited liability company in which the only partners are the Participant or such immediate family members or trusts.

Employee Awards

The following types of awards may be made to employees under the Plan:

Stock Options. The Committee may grant either incentive stock options, which comply with Section 422 of the Code, or nonqualified stock options. The Committee will set option exercise prices and terms. Regardless of option type, however, the exercise price of an option may not be less than the fair market value of the Corporation's common stock on the date of grant. The fair market value of the common stock on March 8, 2002 was $7.58 per share.

SARs. SARs are rights to receive a payment, in cash or common stock of the Corporation, equal to the excess of the fair market value or other specified valuation of a specified number of shares of common stock of the Corporation on the date the rights are exercised over a specified strike price. The Committee may grant SARs either singly or in combination with an underlying stock option under the Plan. The terms of a SAR will be established by the Committee.

Stock Awards. The Committee may grant awards of common stock of the Corporation or denominated in units of common stock. The terms of any Stock Awards will be established by the Committee. The Committee may decide to include dividends or dividend equivalents as part of an award.

Cash Awards. Cash Awards consist of grants denominated in cash. The terms of any Cash Awards will be established by the Committee.

Performance Awards. The Committee may elect to grant any of the employee awards in the form of a Performance Award under which the grant may be subject to the attainment of one or more performance goals. A Performance Award will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established, objective performance goals established by the Committee. A performance goal may be based upon one or more business criteria that apply to the employee, one or more business units of the Corporation or a subsidiary or the Corporation as a whole, including the following: revenue, net income, stock price, stockholder return, earnings per share, market performance, return on equity, return on assets or new business contract values. A performance goal will be established by the Committee prior to the earlier of (x) 90 days after the start of the period of service to which the goal relates and (y) the lapse of 25% of the period of service, but in any event while the outcome is substantially uncertain.

Director Awards

Set forth below is a summary of the awards that will be made to directors under the Plan.

Annual Stock Awards. Under the terms of the Plan, each director will receive an annual award of 300 shares of common stock of the Corporation. The awards will be made automatically to each director on the first business day of the month following the annual meeting of shareholders, during the period that the director serves on the Board of Directors of the Corporation, from 2002 through 2010.

U.S. Federal Income Tax Consequences

The Corporation has been advised by counsel that the material U.S. federal income tax consequences to the Corporation and its employees and directors of the grant and exercise of awards under existing and applicable provisions of the Code and regulations will generally be as set forth below. This summary does not purport to be complete, and does not cover, among other things, state and local tax treatment.

Stock Options. The grant of an incentive stock option or a nonqualified stock option would not result in income for the grantee or in a deduction for the Corporation.

The exercise of a nonqualified stock option would result in ordinary income for the grantee and a deduction for the Corporation measured by the difference between the option exercise price and the fair market value of the shares received at the time of exercise. Tax withholding would be required for employees.

The exercise of an incentive stock option would not result in ordinary income for the grantee if the grantee (i) does not dispose of the shares within two years from the date of option grant or one year from the date of option exercise, and (ii) is an employee of the Corporation or a qualifying subsidiary of the Corporation from the date of grant and through and until three months before the exercise date. If these requirements are met, the basis of the shares upon later disposition would be the option exercise price. Any gain will be taxed to the grantee as long-term capital gain and the Corporation would not be entitled to a deduction. The excess of the market value of the shares on the exercise date over the option exercise price is an item of tax preference, potentially subject to the alternative minimum tax.

If the grantee disposes of the shares prior to the expiration of either of the holding periods, the grantee would recognize ordinary income and the Corporation would be entitled to a deduction equal to the lesser of the fair market value of the shares on the exercise date minus the option exercise price or the amount realized on disposition minus the option exercise price. Any gain in excess of the ordinary income portion would be taxable as long-term or short-term capital gain. Tax withholding may be required for employees.

SARs. The grant of a SAR would not result in income for the grantee or in a deduction for the Corporation. Upon the exercise of a SAR, the grantee would recognize ordinary income and the Corporation would be entitled to a deduction measured by the fair market value of the shares plus any cash received. Tax withholding would be required for employees.

Cash Awards; Stock Awards. A grantee will recognize ordinary income upon receipt of cash pursuant to a Cash Award or Performance Award. A grantee will not have taxable income upon the grant of a Stock Award in the form of units denominated in common stock of the Corporation, but rather will generally recognize ordinary income at the time he or she receives common stock or cash in satisfaction of such award in an amount equal to the fair market value of the common stock or cash received. In general, a grantee will recognize ordinary income as a result of the receipt of common stock pursuant to a Stock Award or Performance Award in an amount equal to the fair market value of the common stock when it is received, although if the stock is not transferable and is subject to a substantial risk of forfeiture when received, the grantee will recognize ordinary income in an amount equal to the fair market value of the common stock when it first becomes transferable or is no longer subject to a substantial risk of forfeiture. Tax withholding would be required for employees.

Section 162(m). Compensation of the named executive officers of the Corporation may be subject to the tax deduction limits of section 162(m) of the Internal Revenue Code. Stock Options, SARs, and Cash Awards that qualify as "performance-based compensation" are excluded from the deduction limits under section 162(m). If approved by the Corporation's shareholders, the Plan will enable the Committee to grant stock options, SARs and annual incentive bonuses (in the form of Cash Awards under the Plan) that will be fully tax deductible by the Corporation.

The Board of Directors unanimously recommends a vote FOR approval of the Incentive Plan.

SELECTION OF INDEPENDENT AUDITOR

The Board of Directors has selected Plante & Moran, LLP as the Corporation's principal independent auditor for the year ending December 31, 2002. Representatives of Plante & Moran plan to attend the Annual Meeting of Stockholders, will have the opportunity to make a statement if they desire to do so, and will respond to appropriate questions by stockholders.

SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

A proposal submitted by a stockholder for the 2003 Annual Meeting of Stockholders should be sent to Lisa Medlock; Corporate Secretary, at 100 North Main Street, PO Box 7, Mount Clemens, MI 48046-0007. Proposals must be received by November 18, 2002, in order to be eligible to be included in the Corporation's Proxy Statement for that meeting.

OTHER MATTERS

The Board of Directors does not know of any other matters to be brought before the Annual Meeting. If other matters are presented upon which a vote may properly be taken, it is the intention of the persons named in the proxy to vote the proxies in accordance with their best judgment.

ANNEX A

COMMUNITY CENTRAL BANK CORPORATION
AUDIT COMMITTEE CHARTER

ORGANIZATION

There shall be a committee of the Board of Directors to be known as the Audit Committee. The Audit Committee shall be composed of directors who are (or while the corporation is a small business issuer for purposes of Regulation S-B of the Securities and Exchange Commission, a majority of the directors who are) independent of the management of the corporation and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member.

STATEMENT OF POLICY

The Audit Committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practice of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, and the financial management of the corporation. This Charter shall be reviewed and approved annually by both the Audit Committee and the Board of Directors.

RESPONSIBILITIES

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Audit Committee will:

- Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its subsidiaries, evaluate them, and where appropriate recommend replacing the independent auditors. The independent auditors are accountable to the Board of Directors and the Audit Committee, as representatives of the shareholders. The Audit Committee will review the independent audit fees negotiated by management for each annual audit of the corporation.

- Ensure the receipt from the independent auditors of a formal written statement delineating all relationships between the independent auditors and the corporation, consistent with Independence Standards Board Standard 1, communicate with the independent auditors regarding any relationships that may impact the objectivity and independence of the independent auditors, and take or recommend that the full Board take appropriate action to oversee the independence of the independent auditors.

- Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year, the audit procedures to be utilized, and any consulting, tax, or other non-audit procedures to be provided to the corporation or its subsidiaries, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

- Review with the independent auditors, the corporation internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper, and in the areas of conflicts of interest, regulatory requirements, and financial reporting procedures.

- Review the internal audit function of the corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

- Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

- Review and approve the annual proxy disclosure regarding the activities and report of the Audit Committee for the year.

- Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial records, accounting standards, and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

- Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors.

- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

COMPOSITION AND MEMBERSHIP

The Audit Committee shall be composed of at least three (3) directors. Each member of the Audit Committee must be financially literate, defined as the ability to read and understand fundamental financial statements, or become so within a reasonable period of time after their appointment. Except while the corporation is a small business issuer for purposes of Regulation S-B of the Securities and Exchange Commission, additionally, at least one Audit Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Appointments to the Audit Committee shall be made by the Board of Directors. Members shall be appointed annually for a term of one (1) year; subject to the discretion of the Board of Directors to remove and replace any member of the Audit Committee at any time. The chairman of the Audit Committee will be chosen by the Board of Directors or the Chairman of the Board of Directors. The chairman of the Audit Committee, when present, shall preside over the meetings of the Audit Committee and may call special meetings, in addition to those regularly scheduled.

MEETINGS

The Audit Committee shall generally meet four times per year with special meetings called by the committee chairman as necessary.

COMMUNITY CENTRAL BANK CORPORATION
2002 INCENTIVE PLAN

1. *Plan*. This Incentive Plan of Community Central Bank Corporation (the "Plan"), subject to approval by the shareholders of Community Central Bank Corporation (the "Company"), shall be effective as of April 16, 2002.

2. *Objectives*. This Plan is designed to attract and retain key employees of the Company and its Subsidiaries (as hereinafter defined), to attract and retain qualified directors of the Company, to encourage the sense of proprietorship of such employees and Directors, and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards (as hereinafter defined) under this Plan and thereby providing Participants (as hereinafter defined) with a proprietary interest in the growth and performance of the Company and its Subsidiaries.

3. *Definitions*. As used herein, the terms set forth below shall have the following respective meanings:

"Annual Director Award Date" means, for each year, the first business day of the month next succeeding the date upon which the annual meeting of shareholders of the Company is held in such year.

"Authorized Officer" means the Chairman of the Board or the President of the Company (or any other senior officer of the Company to whom the Committee (as hereinafter defined) or the Chairman of the Board or President shall delegate the authority to execute any Award Agreement).

"Award" means an Employee Award or a Director Award.

"Award Agreement" means any Employee Award Agreement or Director Award Agreement.

"Board" means the Board of Directors of the Company.

"Cash Award" means an award denominated in cash.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board or such other committee of the Board as is designated by the Board to administer the Plan.

"Common Stock" means the Common Stock, no par value, of the Company.

"Director" means an individual serving as a member of the Board.

"Director Award" means the grant of a Stock Award to a Director pursuant to Section 9 hereof.

"Director Award Agreement" means a written agreement between the Company and a Participant who is a Director setting forth the terms, conditions and limitations applicable to a Director Award.

"Dividend Equivalents" means, with respect to shares of Restricted Stock that are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) which are payable to shareholders of record during the Restriction Period on a like number of shares of Common Stock.

"Employee" means an employee of the Company or any of its Subsidiaries.

"Employee Award" means the grant of any Option, SAR, Stock Award, Cash Award or Performance Award, whether granted singly, in combination or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

"Employee Award Agreement" means a written agreement between the Company and a Participant who is an Employee setting forth the terms, conditions and limitations applicable to an Employee Award.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the mean between the highest and lowest sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was reported, (ii) if shares of Common Stock are not so listed but are quoted on the Nasdaq Stock Market, the mean between the highest and lowest sales price per share of Common Stock reported by the Nasdaq Stock Market on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (iii) if the Common Stock is not so listed or quoted but are traded in the over-the-counter market, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the Nasdaq Stock Market, or, if not reported by the Nasdaq Stock Market, by the National Quotation Bureau Incorporated, or (iv) if a determination pursuant to the provisions of clause (i), (ii) or (iii) above is not practical, then such amount as may be determined by the Committee in its discretion.

"Incentive Option" means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Noncompetition Provisions" has the meaning set forth in paragraph 8(c) hereof.

"Nonqualified Option" means an Option that is not an Incentive Option.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified price.

"Participant" means an Employee or Director to whom an Award has been made under this Plan.

"Performance Award" means an award made pursuant to this Plan to a Participant who is an Employee that is subject to the attainment of one or more Performance Goals.

"Performance Goal" means a standard established by the Committee, to determine in whole or in part whether a Performance Award shall be earned.

"Restricted Stock" means any Common Stock that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the date upon which an Award of Restricted Stock is made pursuant to this Plan and ending as of the date upon which the Common Stock subject to such Award is no longer restricted or subject to forfeiture provisions.

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, or any successor rule.

"SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified strike price (in each case, as determined by the Committee).

"Stock Award" means an award in the form of shares of Common Stock or units denominated in shares of Common Stock.

"Subsidiary" means (i) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing more than 50% of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation and (ii) in the case of a partnership, limited liability company or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns more than 50% of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

4. *Eligibility.*

(a) *Employees.* Employees eligible for Employee awards under this Plan shall consist of those Employees whose performance or contribution, in the judgment of the Committee, benefits or will benefit the Company.

(b) *Directors.* Directors eligible for Director Awards under this Plan are those who are Directors of the Company.

5. *Common Stock Available for Awards.* Subject to the provisions of paragraph 15 hereof, the aggregate number of shares of Common Stock that may be issued under the Plan for Awards granted wholly or partly in Common Stock (including rights or options which may be exercised for or settled in Common Stock) is 130,000 shares, of which an aggregate of not more than 40,000 shares shall be available for Director Awards and the remainder (including any of the 40,000 shares not used for Director Awards) shall be available for Employee Awards, including Incentive Options (provided, that no Award of an Incentive Option with respect to such shares shall be made on or after February 1, 2012). The number of shares of Common Stock that are the subject of any Awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by the Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for issuance under Awards hereunder. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges, automated quotation systems and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6. *Administration.*

(a) This Plan shall be administered by the Committee. The Board, in its sole discretion may exercise any authority of the Committee under the Plan in lieu of the Committee's exercise thereof, in which instances references to the Committee shall refer to the Board. To the extent required (i) in order for Employee Awards to be exempt from Section 16 of the Exchange Act by virtue of the provision of Rule 16b-3, the Committee shall be the Board or shall consist of at least two members of the Board who meet the requirements of the definition of "non-employee director" set forth in Rule 16b-3 promulgated under the Exchange Act, and (ii) with respect to any Award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall consist of two or more directors, each of whom meets the definition of "outside director" under said Section 162(m).

(b) Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions which are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt, amend and rescind such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee may, in its discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an Award in any manner that is either (i) not adverse to the Participant to whom such Award was granted or (ii) consented to by such Participant. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or own willful misconduct or as expressly provided by statute.

7. *Delegation of Authority.* The Committee may delegate to the Chairman of the Board, the President or to other senior officers of the Company any of its duties under this Plan pursuant to such conditions or limitations as the Committee may establish, except that the Committee may not delegate to any person the authority to grant Awards to, or take other action with respect to, Participants who at the time of such awards or action are subject to Section 16 of the Exchange Act or are "covered employees" as defined in Section 162(m) of the Code.

8. *Employee Awards.*

(a) The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award may be embodied in an Employee Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and shall be signed by the Participant to whom the Employee Award is made and by an Authorized Officer for and on behalf of the Company. Employee Awards may consist of those listed in this paragraph 8(a) hereof and may be granted singly, in combination or in tandem. Employee Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any of its Subsidiaries, including the plan of any acquired entity. An Employee Award may provide for the grant or issuance of additional, replacement or alternative Employee Awards upon the occurrence of specified events, including the exercise of the original Employee Award granted to a Participant. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company or its Subsidiaries, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement.

(i) *Stock Option.* An Employee Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of an Incentive Option or a Nonqualified Option. The price at which shares of Common Stock may be purchased upon the exercise of an Incentive Option shall be not less than the Fair Market Value of the Common Stock on the date of grant. The price at which shares of Common Stock may be purchased upon the exercise of a Nonqualified Option shall be not less than the Fair Market Value of the Common Stock on the date of grant. Incentive Options shall only be issued to employees of the Company, or any Subsidiary of the Company whose employees are eligible to receive Incentive Options under the Code. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded pursuant to this Plan, including the term of any Options and the date or dates upon which they become exercisable, shall be determined by the Committee.

(ii) *Stock Appreciation Right.* An Employee Award may be in the form of an SAR. The terms, conditions and limitations applicable to any SARs awarded pursuant to this Plan, including the term of any SARs and the date upon which they become exercisable, shall be determined by the Committee.

(iii) *Stock Award.* An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(iv) *Cash Award.* An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

(v) *Performance Award.* Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. A Performance Award shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates and (y) the elapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. A Performance Goal may be based on one or more of business criteria that apply to the individual, one or more business units of the Company or a Subsidiary, or the Company as a whole, and may include one or more of the following criteria: revenue, net income, Common Stock price, shareholder return, shareholder value, economic value, earnings per share, market performance, return on assets, return on equity, earnings, operating profits, cash flow, working capital costs, new business contract values, and/or such other financial, accounting or quantitative metric determined by the

Committee. A Performance Goal may, but need not be, based upon a change or an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, limiting economic losses, or a relative comparison of performance to the performance of a peer group or other external or internal measure (measured, in each case, by reference to specific business criteria). A Performance Goal may include or exclude items to measure specific objectives, including, without limitation, extraordinary or other non-recurring items, acquisitions and divestitures, internal restructuring and reorganizations, accounting charges and effects of accounting changes. In interpreting Plan provisions applicable to Performance Goals and Performance Awards applicable to Awards to employees who are "covered employees" under Section 162(m) of the Code, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(2), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals to any such "covered employee", the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Performance Awards made pursuant to this Plan shall be determined by the Committee.

(b) Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Employee Awards made hereunder:

(i) No Participant may be granted, during any calendar year period, Employee Awards consisting of Options or SARs that are exercisable for more than 20,000 shares of Common Stock, subject to adjustment pursuant to the provisions of paragraph 15 hereof;

(ii) No Participant may be granted, during any calendar year period, Employee Awards consisting of shares of Common Stock or units denominated in such shares (other than any Employee Awards consisting of Options or SARs) covering or relating to more than 15,000 shares of Common Stock, subject to adjustment pursuant to the provisions of paragraph 15 hereof (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as the "Stock Based Awards Limitations"); and

(iii) No Participant may be paid under any Employee Awards consisting of Cash Awards or any other form permitted under this Plan (other than Employee Awards consisting of Options or SARs or otherwise consisting of shares of Common Stock or units denominated in such shares) in respect of any calendar-year period an amount in excess of $200,000.

(c) Awards shall be subject to such restrictions and other provisions relating to competition or other conduct detrimental to the Company as determined by the Committee.

9. *Director Awards of Common Stock.*

(a) Each Director of the Company shall be granted Director Awards in accordance with this paragraph 9 and subject to the applicable terms, conditions and limitations set forth in this Plan and the applicable Director Award Agreement. Notwithstanding anything to the contrary contained herein, Director Awards shall not be made in any year in which a sufficient number of shares of Common Stock are not available to make such Awards under this Plan.

(b) On each Annual Director Award Date occurring on or after January 1, 2002 and on or before December 31, 2010, each Director shall automatically be granted a Stock Award of 300 shares of Common Stock. Each Director Award may be accompanied by a Director Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Board or Committee in its discretion, and shall be signed by the Participant to whom the Director Award is granted and may be signed by an Authorized Officer for and on behalf of the Company.

10. *Payment of Awards.*

(a) *General.* Payment of Employee Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If payment of an Employee Award is made in the form of Restricted Stock, the Employee Award Agreement relating to such shares shall specify whether they are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced in such manner as the Committee may determine.

(b) *Deferral.* With the approval of the Committee, payments in respect of Employee Awards may be deferred, either in the form of installments or a future lump sum payment. The Committee may permit selected Participants to elect to defer payments of some or all types of Employee Awards in accordance with procedures established by the Committee. Any deferred payment of an Employee Award, whether elected by the Participant or specified by the Employee Award Agreement or by the Committee, may be forfeited if and to the extent that the Employee Award Agreement so provides.

(c) *Dividends and Interest.* Rights to dividends or Dividend Equivalents may be extended to and made part of any Employee Award consisting of shares of Common Stock or units denominated in shares of Common Stock, subject to such terms, conditions and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and Dividend Equivalents for Employee Awards consisting of shares of Common Stock or units denominated in shares of Common Stock.

(d) *Substitution of Awards.* At the discretion of the Committee, a Participant who is an Employee may be offered an election to substitute an Employee Award for another Employee Award or Employee Awards of the same or different type.

11. *Stock Option Exercise.* The price at which shares of Common Stock may be purchased under an Option shall be paid in full at the time of exercise in cash or if elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or, if approved by the Committee, by surrendering another Award, including Restricted Stock, valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for Participants who are Employees to tender Common Stock (including by attestation of ownership) or other Employee Awards; provided that any Common Stock that is or was the subject of an Employee Award may be so tendered only if it has been held by the Participant for six months. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Employee Award. Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of an Option, a number of the shares issued upon the exercise of the Option, equal to the

number of shares of Restricted Stock used as consideration therefor, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee.

12. *Tax Withholding*. The Company shall have the right to deduct applicable taxes from any Employee Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, or if later, the date of income recognition, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made. The Committee may provide for loans, on either a short term or demand basis, from the Company to a Participant who is an Employee to permit the payment of taxes required by law.

13. *Amendment, Modification, Suspension or Termination*. The Board may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any charges in legal requirements or for any other purpose permitted by law, except that no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant.

14. *Assignability*. Except as provided below, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution or as required pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of the Nonqualified Options granted to a Participant to be transferable to:

(a) the spouse, parents, children, stepchildren, grandchildren or legal dependents of the Participant ("Immediate Family Members");

(b) a trust or trusts solely for the benefit of the Participant and/or such Immediate Family Members, or;

(c) a partnership or limited liability company in which the only partners or members, as applicable, are the Participant, such Immediate Family Members and/or a trust or trusts solely for the benefit of the Participant and/or such Immediate Family Members;

provided that:

(i) there may be no consideration for any such transfer;

(ii) the Employee Award Agreement pursuant to which such Options are granted expressly provides for transferability in a manner consistent with this paragraph 14, and

(iii) subsequent transfers of transferred Options shall be prohibited except those to the Participant or individuals or entities described in clauses (a), (b) or (c) above, or by the laws of descent or distribution.

Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, including but not limited to, the restrictions or other provisions relating to competition or other conduct detrimental to the Company, and (ii) the obligation of the Participant for payment of taxes with respect to the exercise of such Options and the rights of the Company to withhold such taxes from the Participant or to otherwise require the Participant to satisfy all obligations for the withholding of such taxes as contemplated by paragraph 12 above. The provisions relating to the period of exercisability and expiration of the Option shall continue to be applied with respect to the original Participant, and the Options shall be exercisable by the transferee only to the extent, and for the periods, set forth in the Employee Award Agreement.

The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 14 shall be null and void.

15. *Adjustments.*

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards in the form of Common Stock or units denominated in Common stock, (iii) the exercise or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, (v) the number of shares of Common Stock automatically granted pursuant to paragraph 9 hereof, and (vi) the Stock Based Awards Limitations shall each be proportionately adjusted by the Board to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Board or Committee shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards in the form of Common Stock or units denominated in Common Stock, (ii) the exercise or other price in respect of such Awards, (iii) the appropriate Fair Market Value and other price determinations for such Awards, (iv) the number of shares of Common Stock automatically granted pursuant to paragraph 9 hereof and (v) the Stock Based Awards Limitations to give effect to such transaction shall each be proportionately adjusted by the Board to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without exceeding the value of such Awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized to issue or assume Awards by means of substitution of new Awards, as appropriate, for previously issued Awards or an assumption of previously issued Awards as part of such adjustment.

16. *Restrictions*. No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. It is the intent of the Company that this Plan comply with Rule 16b-3 with respect to persons subject to Section 16 of the Exchange Act unless otherwise provided herein or in an Award Agreement, that any ambiguities or inconsistencies in the construction of this Plan be interpreted to give effect to such intention, and that if any provision of this Plan is found not to be in compliance with Rule 16b-3, such provision shall be null and void to the extent required to permit this Plan to comply with Rule 16b-3. Certificates evidencing shares of Common Stock certificates delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions. Any Award Agreement may include representations, warranties and agreements by the Participant that the Committee deems appropriate to establish that an exemption from registration is available under any applicable securities law.

17. *Unfunded Plan*. Insofar as it provides for Awards of cash, Common Stock or rights thereto, this Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be base solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board or the Committee shall be required to give any security bond for the performance of any obligation that may be created by this Plan.

18. *Governing Law*. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Michigan.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

COMMUNITY CENTRAL BANK CORPORATION

Independent Auditor's Report

and

Stockholder Report

December 31, 2001

plante moran

Plante & Moran, LLP
Suite 500
2601 Cambridge Court
Auburn Hills, Michigan 48326
T: 248.375.7100
F: 248.375.7101
www.plante-moran.com

Independent Auditor's Report

Board of Directors and Stockholders
Community Central Bank Corporation
Mount Clemens, Michigan

We have audited the accompanying consolidated balance sheet of Community Central Bank Corporation as of December 31, 2001, and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flow for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Central Bank Corporation as of December 31, 2001, and 2000, and the results of its income and cash flow for the years ended December 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran LLP

January 24, 2002
Auburn Hills, Michigan

Community Central Bank Corporation
Consolidated Balance Sheet

	December 31,	
	2001	2000
Assets	(in thousands)	
Cash and Cash Equivalents		
Cash and due from banks (Note 2)	$6,892	$5,412
Federal funds sold	21,200	27,600
Total Cash and Cash Equivalents	28,092	33,012
Securities available for sale, at fair value (Note 3)	44,328	18,508
Investment securities, at amortized cost (Note 3)	1,207	1,688
FHLB stock	875	446
Residential mortgage loans held for sale	5,010	----
Loans (Note 4)		
Residential mortgage loans	21,200	28,421
Commercial loans	128,174	121,953
Installment loans	4,837	5,889
Total Loans	154,211	156,263
Allowance for credit losses (Note 5)	(2,930)	(2,654)
Net Loans	151,281	153,609
Net property and equipment (Note 6)	1,777	1,873
Accrued interest receivable	1,248	1,247
Other assets	1,218	1,256
Total Assets	$235,036	$211,639

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Balance Sheet

	December 31, 2001	December 31, 2000
Liabilities	(in thousands, except share data)	
Deposits		
Noninterest bearing demand deposits	$27,188	$18,983
NOW and money market accounts	19,185	20,488
Savings deposits	7,572	8,768
Time deposits (Note 7)	138,369	137,900
Total deposits	192,314	186,139
Repurchase agreements (Note 8)	6,739	4,157
Federal Home Loan Bank advances (Note 9)	13,400	----
Accrued interest payable	438	990
Other liabilities	304	203
Capitalized lease obligation (Note 10)	993	1,012
ESOP note payable (Note 11)	371	421
Total Liabilities	214,559	192,922
Stockholders' Equity (Note 12)		
Common stock ($5 stated value; 9,000,000 shares authorized, 2,661,922 shares issued and outstanding at 12-31-2001 and 12-31-2000)	13,309	13,309
Additional paid-in capital	5,009	5,016
Accumulated surplus	2,368	742
Unearned employee benefit	(371)	(421)
Accumulated other comprehensive income	162	71
Total Stockholders' Equity	20,477	18,717
Total Liabilities and Stockholders' Equity	$235,036	$211,639

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Income

	Year Ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Interest Income			
Loans (including fees)	$12,633	$14,433	$10,514
Securities	1,927	978	1,013
Federal funds sold	974	1,269	1,021
Total Interest Income	15,534	16,680	12,548
Interest Expense			
Deposits	7,380	8,556	6,208
Repurchase agreements	178	137	101
Federal Home Loan Bank advances	294	----	----
Capitalized lease obligation	135	137	139
ESOP loan interest expense	28	42	24
Total Interest Expense	8,015	8,872	6,472
Net Interest Income	7,519	7,808	6,076
Provision for credit losses (Note 5)	475	855	851
Net Interest Income after Provision for Credit Losses	7,044	6,953	5,225
Noninterest Income			
Deposit service charges	258	252	270
Net realized security gain	285	----	11
Mortgage banking income	918	5	108
Other income	314	307	264
Total Noninterest Income	1,775	564	653
Noninterest Expense			
Salaries, benefits and payroll taxes (Note 13)	3,217	2,143	1,755
Net occupancy expense	869	728	572
Other operating expense (Note 14)	2,275	2,404	2,005
Total Noninterest Expense	6,361	5,275	4,332
Income Before Taxes and Cumulative Effect of Change in Accounting Principle	2,458	2,242	1,546
Provision for Income Tax Expense (Note 15)	832	818	563
Income Before Cumulative Effect of Change in Accounting Principle	1,626	1,424	983
Cumulative Effect of Change in Accounting Principle, Net of Tax of $29	----	----	(57)
Net Income	$1,626	$1,424	$926

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Income
(continued)

	Year Ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Basic earnings per share			
Income before cumulative effect of accounting change	$0.62	$0.55	$0.37
Cumulative effect of accounting change	$ ----	$ ----	($0.02)
Net Income	$0.62	$0.55	$0.35
Diluted earnings per share			
Income before cumulative effect of accounting change	$0.62	$0.55	$0.37
Cumulative effect of accounting change	$ ----	$ ----	($0.02)
Net Income	$0.62	$0.55	$0.35

Community Central Bank Corporation
Consolidated Statement of Comprehensive Income

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Net Income as Reported	$1,626	$1,424	$926
Other Comprehensive Income (Loss)			
Change in unrealized gain (loss) on securities available for sale, net of tax of $47 in 2001, $113 in 2000, and ($107) in 1999	91	215	(207)
Comprehensive Income	$1,717	$1,639	$719

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Employee Benefits	Accumulated Other Comprehensive Income (Loss)	Total Equity
			(in thousands)			
Balance January 1, 1999	$10,982	$7,312	($1,608)	$ ----	$63	$16,749
Stock split	1,098	(1,099)	----	----	----	(1)
Stock options exercised	20	13	----	----	----	33
Net income for 1999	----	----	926	----	----	926
Establish ESOP plan	----	----	----	(500)	----	(500)
Release of ESOP shares	----	----	----	29	----	29
Other comprehensive loss	----	----	----	-----	(207)	(207)
Balance December 31, 1999	$12,100	$6,226	($682)	($471)	($144)	$17,029
Stock split	1,209	(1,210)	----	----	----	(1)
Net income for 2000	----	----	1,424	----	----	1,424
Release of ESOP shares	----	----	----	50	----	50
Other comprehensive income	----	----	----	-----	215	215
Balance December 31, 2000	$13,309	$5,016	$742	($421)	$71	$18,717
Net income for 2001	----	----	1,626	----	----	1,626
Release of ESOP shares	----	(7)	----	50	----	43
Other comprehensive income	----	----	----	-----	91	91
Balance December 31, 2001	$13,309	$5,009	$2,368	($371)	$162	$20,477

The accompanying notes are an integral part of the financial statements.

Community Central Bank Corporation
Consolidated Statement of Cash Flow

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Operating Activities			
Net income	$1,626	$1,424	$926
Adjustments to reconcile net income to net cash flow from operating activities:			
Net accretion of security discount	115	6	4
Net gain on calls of securities	(285)	----	(11)
Provision for credit losses	475	855	851
Depreciation expense	367	342	315
Deferred income tax expense (benefit)	(232)	33	12
Cumulative effect of accounting change/organizational costs	----	----	57
ESOP compensation expense	43	37	29
Increase in accrued interest receivable	(1)	(404)	(188)
Decrease (increase) in other assets	143	(337)	(58)
(Decrease) increase in accrued interest payable	(552)	548	162
Increase (decrease) in other liabilities	181	(141)	250
Increase in loans held for sale	(5,010)	----	----
Net Cash (Used In) Provided by Operating Activities	(3,130)	2,363	2,349
Investing Activities			
Maturities, calls, and prepayments of securities available for sale	31,959	4,561	3,877
Purchases of securities available for sale	(57,471)	(13,189)	(3,983)
Maturities, calls, and prepayments of investment securities	481	2,505	4,822
Purchases of investment securities	(429)	----	(165)
Decrease (increase) in loans	1,853	(15,079)	(39,162)
Purchases of property and equipment	(271)	(322)	(469)
Net Cash Used in Investing Activities	(23,878)	(21,524)	(35,080)
Financing Activities			
Net increase in demand and savings deposits	5,706	1,530	11,970
Net increase in time deposits	469	21,763	23,724
Net increase (decrease) in short term borrowings	2,582	2,552	(1,886)
Net increase in FHLB advances	13,400	----	----
Repayment of capitalized lease obligation	(19)	(13)	(150)
Fractional shares paid on stock split	----	(1)	(1)
Stock options exercised	----	----	33
Payment of ESOP debt	(50)	(50)	(29)
Net Cash Provided by Financing Activities	22,088	25,781	33,661
Decrease (increase) in Cash and Cash Equivalents	(4,920)	6,620	930
Cash and Cash Equivalents at the Beginning of the Period	33,012	26,392	25,462
Cash and Cash Equivalents at the End of the Period	$28,092	$33,012	$26,392
Supplemental Disclosure of Cash Flow Information			
Interest paid	$8,567	$8,324	$6,172
Federal Taxes Paid	$935	$1,056	$520

The accompanying notes are an integral part of the financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Community Central Bank Corporation (the "Corporation") conform to generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets and trading securities.

Principles of Consolidation: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Community Central Bank (the "Bank"). All significant intercompany transactions are eliminated in consolidation. Community Central Mortgage Company, LLC ("Mortgage Company") commenced operations on July 9, 2001. The ownership structure of the Mortgage Company consists of two members, Community Central Bank and Community Central Bank Corporation, owning 99% and 1% of the Mortgage Company, respectively.

Nature of Operations: Community Central Bank Corporation is a bank holding company that owns all outstanding capital stock of the Bank. The Corporation opened for business in downtown Mount Clemens in October, 1996. The Bank which is located in downtown Mt. Clemens serves businesses and consumers throughout Macomb and St. Clair Counties with a full range of lending and deposit services. The Corporation operates a Loan Center in Port Huron, Michigan, serving small to medium-sized businesses in the St. Clair County area, and owns a mortgage subsidiary, Community Central Mortgage Company, LLC.

Securities: On the balance sheet, investment securities (i.e., those which the Corporation has the ability and positive intent to hold to maturity) are stated at cost, adjusted for amortization of premium and accretion of discount. Securities classified as available for sale are those that may be sold in the future to meet investment objectives of quality, liquidity, and yield, and to avoid significant market deterioration. Securities available for sale are reported at estimated fair value. Unrealized gain or loss on securities available for sale is recorded (net of tax) as a component of other comprehensive income, in the equity section of the balance sheet. Gain or loss on sales or calls of securities is computed based on the amortized cost of the specific security.

Loans: Loans are generally reported at the principal amount outstanding, net of unearned income. Non-refundable loan origination fees and certain direct loan origination costs are deferred and included in interest income over the term of the related loan as a yield adjustment. Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid interest accrued is reversed. Interest accruals are generally resumed when all delinquent principal and/or interest has been brought current or the loan becomes both well secured and in the process of collection.

Loans Held for Sale: Loans held for sale consist of fixed rate residential mortgage loans with maturities of 15 to 30 years. Such loans are recorded at the lower of aggregate cost or estimated fair value.

Allowance for Credit Losses: The allowance for credit losses is maintained at a level considered by management to be adequate to absorb losses inherent in existing loans and loan commitments. The adequacy of the allowance is based on evaluations that take into consideration such factors as prior loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific impaired or problem loans and commitments, and current and anticipated economic conditions that may affect the borrower's ability to pay.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, generally computed using a declining balance method, is charged to operations over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

Stock Splits and Dividends: The Corporation issued additional shares of common stock to its shareholders for the purpose of effecting a reduction in the unit price of the shares and obtaining a wider distribution and improved marketability of the shares. The additional shares issued were not intended to be a distribution of earnings.

Earnings Per Share: Basic earnings per share are based on the weighted average number of shares outstanding during the period. For earnings per share, committed-to-be-released and allocated shares of the "ESOP" are considered outstanding. Diluted earnings per share are adjusted for the dilutive effects of stock options, where applicable. Outstanding shares are retroactively adjusted for stock splits.

Weighted average shares reconciliation is as follows:

	Year Ended December 31, 2001	2000	1999
	(in thousands of shares)		
Basic	2,610	2,604	2,645
Effect of stock options	3	----	5
Diluted	2,613	2,604	2,650

Stock Options: Options granted under the Corporation's plans are accounted for using the intrinsic value method. Using this method, compensation expense is recorded at the amount by which the market price of the underlying stock exceeds the option's exercise price at the grant date. Under the Corporation's plans, the exercise price of options granted equals the fair value of the stock at the grant date. Accordingly, no compensation expense is recognized as a result of stock option awards. The Corporation has adopted the pro forma disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) 123, *"Accounting for Stock-Based Compensation."*

Comprehensive Income: Accounting principles generally require that recognized revenue, expense, gain, and loss be included in net income. Certain changes in assets and liabilities, such as unrealized gain or loss on securities available for sale, are reported as a separate component of equity. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income at December 31, 2001, 2000 and 1999 consists solely of unrealized gain and losses on available for sale securities, net of tax.

Change in Accounting Principle: The American Institute of Certified Public Accountants has issued Statement of Position (SOP) 98-5, *"Reporting on the Costs of Start-Up Activities,"* effective for fiscal years beginning after December 31, 1998. SOP 98-5 mandates that the costs of start-up activities and organization costs be expensed as incurred. Previously, organization costs had been amortized over five years. As a result, the Corporation charged to expense its remaining unamortized organization costs in the first quarter of 1999. This resulted in an after tax charge of $57,000. If SOP 98-5 had not been issued, these costs would have been amortized ratably through the third quarter of 2001.

Recent Accounting Pronouncements: In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued. SFAS 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. Changes in the fair value of derivative instruments are to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designated part of a hedge transaction. SFAS 133 was adopted by the Corporation in 2000, and did not have a material effect on the consolidated financial position or results of operations. In November 2000, the FASB issued Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FASB No. 140). This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The impact of FASB No. 140 as of December 31, 2001 was not material to the consolidated financial statements.

(2) Cash and Due from Banks

The Bank is required to maintain cash on hand or noninterest bearing deposits with the Federal Reserve Bank, based on a percentage of the Bank's deposits. The requirement is met using a combination of vault cash and deposits made using a pass-through relationship with a correspondent bank. As of December 31, 2001, $350,000 of reserves were required.

(3) Securities

The following table shows the amortized cost and estimated fair value of the Corporation's security portfolios as of the dates indicated:

December 31, 2001

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
Securities Available for Sale				
United States Government agencies	$22,089	$111	($29)	$22,171
Mortgage backed securities	2,440	33	(2)	2,471
Collateralized mortgage obligations	13,874	176	(17)	14,033
Municipal securities	5,678	26	(51)	5,653
Total Securities Available for Sale	44,081	346	(99)	44,328
Investment Securities				
Mortgage backed securities	1,207	26	----	1,233
Total Investment Securities	1,207	26	----	1,233
Total Securities	$45,288	$372	($99)	$45,561

December 31, 2000

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
Securities Available for Sale				
United States Government agencies	$14,255	$109	$ ----	$14,364
Mortgage backed securities	2,829	7	(10)	2,826
Collateralized mortgage obligations	994	----	----	994
Municipal securities	321	3	----	324
Total Securities Available for Sale	18,399	119	(10)	18,508
Investment Securities				
Mortgage backed securities	1,579	2	(2)	1,579
Collateralized mortgage obligations	109	----	----	109
Total Investment Securities	1,688	2	(2)	1,688
Total Securities	$20,087	$121	($12)	$20,196

The amortized cost and estimated fair value of securities, generally by contractual maturity at December 31, 2001, are as follows:

	Securities Available for Sale		Investment Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Within one year	$9,883	$9,886	$ ----	$ ----
After one year but within five years	21,581	21,736	1,207	1,233
After five years but within ten years	7,103	7,137	----	----
After ten years	5,514	5,569	----	----
	$44,081	$44,328	$1,207	$1,233

The preceding table shows securities generally by contractual maturity. Actual maturities may differ from contractual maturities because issuers (or underlying borrowers) may have the right to call or prepay obligations. Securities which are not due at a single maturity date, such as mortgage backed securities, have been allocated to maturity groupings based on average expected life. Average expected life is based on the best available prepayment estimates as of year end.

Investment securities of $26,706,000 were pledged to secure short term repurchase agreements and partially secure Federal Home Loan Bank advances.

(4) Loans

Certain Directors and Executive Officers of the Corporation and their associates are loan customers of the Bank. Such loans were made in the ordinary course of business and do not involve more than a normal risk of collectibility. The outstanding loan balance for these persons amounted to $4,041,000 and $4,115,000 at December 31, 2001 and 2000, respectively. The total unused commitments related to these loans were $3,105,000 at December 31, 2001. During 2001, new loans and advances were $140,000, while repayments totalled $214,000.

The Bank grants loans to customers who reside primarily in Macomb and St. Clair Counties. Although the Bank has a diversified loan portfolio, a substantial portion of the local economy has traditionally been dependent upon the automotive industry. Additionally, the Bank had approximately $31,065,000 in outstanding loans at December 31, 2001, to commercial borrowers in the real estate rental and property management industry.

(5) Allowance for Credit Losses

A summary of the activity in the allowance for credit losses is as follows:

	2001	2000
	(in thousands)	
Balance, beginning of the period	$2,654	$1,927
Provision	475	855
Charge-offs	(261)	(156)
Recoveries	62	28
Balance, end of year	$2,930	$2,654
As a percentage of total loans	1.90%	1.70%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. Management believes that the allowance for credit losses at December 31, 2001 is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay the loan principal. Since management immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these loans is generally limited to cash collection of interest.

The Corporation considers a loan impaired when it is probable that all interest and principal will not be collected in accordance with the contractual terms of the loan agreement. Consistent with this definition, all nonaccrual and reduced-rate loans (with the exception of residential mortgages and consumer loans) are considered impaired. The Corporation had $2,572,000 in loans classified as impaired at December 31, 2001 and $662,000 at December 31, 2000.

A summary of nonperforming assets is as follows:

	2001	2000
	(in thousands)	
Impaired loans:		
Nonaccrual	$2,572	$662
Total impaired loans	2,572	662
Other real estate	----	----
Total nonperforming assets	$2,572	$662
Impaired loans as a percentage of total loans	1.67%	0.42%

A summary of total loans past due 90-days and still accruing interest is as follows:

	2001	2000
	(in thousands)	
Commercial	$ ----	$ ----
Residential real estate	----	56
Installment	10	96
Total loans past due 90 days or more and still accruing interest	$10	$152

(6) Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2001	2000
	(in thousands)	
Buildings (under capitalized lease)	$1,000	$1,000
Leasehold improvements	1,145	1,145
Furniture and equipment	1,447	1,189
Vehicles	51	55
	3,643	3,389
Less accumulated depreciation and amortization	1,866	1,516
Net property and equipment	$1,777	$1,873

(7) Time Deposits

The total amount of jumbo certificates of deposit ($100,000 and over) as of December 31, 2001, was $84,741,000.

As of December 31, 2001, scheduled maturities of all time deposits are as follows:

Year ending December 31,	(in thousands)
2002	$98,261
2003	23,022
2004	14,963
2005	1,593
2006	530
Subsequent years	----
Total time deposits	$138,369

(8) Short Term Borrowings

Short term borrowings at December 31, 2001, consist of securities sold with an agreement to repurchase. Repurchase agreements generally mature within one day. Following are details of short term borrowings for the dates or periods indicated:

	2001	2000
	(in thousands)	
Amount outstanding at end of year	$6,739	$4,157
Weighted average interest rate on ending balance	1.75%	3.91%
Average amount outstanding during the year	$6,238	$3,348
Weighted average interest rate during the year	2.86%	4.09%
Maximum amount outstanding at any month end during the year	$9,160	$5,541

(9) FHLB Advances

In June of 2001, the Corporation started to borrow long-term advances from the FHLB to fund fixed rate instruments and to minimize the interest rate risk associated with certain fixed rate commercial mortgage loans and investment securities. These advances are secured under a blanket security agreement by first mortgage loans and the pledging of certain securities.

FHLB advances outstanding at December 31, 2001 were as follows:

	December 31, 2001	
	(in thousands, except percentages)	
	Ending Balance	Average rate at end of period
Short-term FHLB advances	$1,000	3.15%
Long-term FHLB advances	12,400	5.22%
	$13,400	5.06%

Long-term advances comprised nine advances with maturities ranging from June 2003 to August 2011.

The principal maturities of long-term advances outstanding at December 31, 2001 are as follows:

Year ending December 31,	(in thousands)
2002	$ ----
2003	5,000
2004	----
2005	----
2006	1,000
Subsequent years	6,400
Total	$12,400

(10) Leases

In 1996, the Corporation entered into a 15 year lease commitment for its office with an entity owned by two Directors. The lease has been treated as a capitalized lease obligation, and was recorded at the net present value of the future minimum lease payments of $1,000,000, at an interest rate of approximately 13%. Future minimum lease payments as of December 31, 2001, consist of the following:

Year ending December 31,	(in thousands)
2002	173
2003	173
2004	173
2005	173
2006	173
Subsequent years	964
Total minimum lease payments	1,829
Amount representing interest	836
Present value of minimum lease payments	$993

Operating expense includes rentals on a leased facility and certain equipment in the amount of $173,000 for 2001 and $135,000 for 2000, respectively. Following is a schedule of future minimum rental payments required under operating leases that have remaining lease terms in excess of one year as of December 31, 2001:

Year ending December 31,	(in thousands)
2002	163
2003	130
2004	104
2005	77
2006	----
Total minimum rental payments	$474

(11) ESOP Note Payable

In 1999, the ESOP entered into a 10 year note payable with an outside financial institution as a part of the Bank's employee stock ownership plan ("ESOP"). The terms of the note include a variable rate payable, due in monthly installments to 2009, floating at prime rate which was 4.75% at December 31, 2001. The Corporation has guaranteed the loan, with the ESOP stock pledged as collateral. In addition, the Bank has issued a letter of credit supporting the note payable. Since ESOP debt is guaranteed by the Corporation, it is reflected on the consolidated balance sheet as a liability with a related amount shown as a reduction in the stockholders' equity.

As of December 31, 2001, scheduled maturities of the ESOP note payable are as follows:

	(in thousands)
2002	50
2003	50
2004	50
2005	50
2006	50
Subsequent years	121
	$371

(12) Stockholders' Equity

The Corporation and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet these requirements can initiate certain mandatory (and possible additional discretionary) actions by regulators. These actions, if undertaken, could have a material effect on the Corporation's financial position. Under capital adequacy guidelines, the Corporation and the Bank must meet specific capital requirements that involve quantitative measures of assets, liabilities, and certain off-balance sheet items. Capital amounts are also subject to qualitative judgments by the regulators about individual components, risk-weightings, and other factors.

Quantitative measures established by regulation require the Corporation and the Bank to maintain minimum amounts and ratios of Tier I capital and total capital (as defined in the regulations) to risk-weighted assets. The Corporation and the Bank are also subject to a minimum Tier I leverage ratio expressed as a percentage of quarterly average assets (as defined). The Corporation is further subject to leverage ratios consisting of primary capital and total capital as a percentage of assets at period end. Management believes, as of December 31, 2001, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as "well capitalized." There have been no events or conditions since that notification that management believes have changed the Bank's category.

The following table shows the Corporation's and the Bank's actual capital amounts and ratios as of December 31, as well as certain minimum requirements:

	2001		2000		Minimum Ratio for Capital Adequacy Purposes	Ratio to be "Well Capitalized"
	Capital	Ratio	Capital	Ratio		
	(in thousands)					
Tier I capital to risk-weighted assets						
Consolidated	$20,309	12.14%	$18,640	11.74%	4%	NA
Bank only	19,338	11.56%	17,305	10.90%	4%	6%
Total capital to risk-weighted assets						
Consolidated	22,410	13.40%	20,634	12.99%	8%	NA
Bank only	21,439	12.82%	19,297	12.16%	8%	10%
Primary capital to assets						
Consolidated	23,239	9.89%	21,294	9.94%	5.5%	NA
Total capital to assets						
Consolidated	23,239	9.89%	21,294	9.94%	6%	NA
Tier I capital to quarterly average assets						
Consolidated	20,309	8.97%	18,640	8.93%	4%	NA
Bank only	19,338	8.54%	17,305	8.29%	4%	5%

(13) Benefit Plans

Defined Contribution Pension Plan - The Corporation has a 401(k) Plan which is a defined contribution savings plan for employees. Employer contributions are discretionary and are determined annually by the Board of Directors. Employer contributions of $36,000, $31,000 and $33,000 were paid or accrued for the periods ended December 31, 2001, 2000 and 1999.

Employee Stock Ownership Plan - During the second quarter of 1999, the Corporation established an employee stock ownership plan ("ESOP") for the benefit of eligible employees. As of December 31, 2001 the plan had acquired a total of 65,297 shares of the Corporation's stock. This represented both committed-to-be released shares and unearned shares. Under the plan, the shares of stock committed-to-be released into the Corporation's participant's accounts is directly proportional to the ratio of the principal reductions to the total original principal amount. Under Statement of Position 93-6, "Employer's Accounting for Employee Stock Ownership Plans", the compensation expense recognized was based on the fair value of the committed-to-be released shares which was $43,000 for 2001. This represented 16,977 shares that were committed-to-be released, with 48,320 shares remaining unearned as of December 31, 2001. The value of unearned shares as of December 31, 2001, was $411,000.

The ESOP borrowed $500,000 from a bank to purchase shares of the Corporation stock (see Note 11). The ESOP intends to repay the loan (plus interest) using Company contributions.

Information regarding the ESOP transactions for the year ended December 31, 2001 is as follows:

	(in thousands)
Amounts paid by ESOP for:	
Debt repayment	$50
Interest	$28
Amounts received from the Company as:	
Contributions	$88

Stock Option Plans - The Corporation has four stock-based compensation plans. Under the 1996 and 2000 Employee Stock Option Plans ("Employee Plans"), the Corporation was authorized to grant options to key employees for up to 58,564 and 66,000 shares of common stock, respectively. No options are presently available for grant under the 1996 Employee Stock Option Plan. As of December 31, 2001 options for 24,471 shares were available for grant under the 2000 Employee Stock Option Plan. Under the 1996 Stock Option Plan for Nonemployee Directors 48,315 shares were granted and none are available for grant. Under the 1999 Stock Option Plan for Directors, the Corporation was authorized to grant options for up to 66,000 shares of common stock. Under all plans, only a portion of the options granted are immediately exercisable at the time of grant. The remainder become exercisable on specified dates in the future. Under all plans, the exercise price of each option equals the market price of the Corporation's common stock at the date of grant. Under the Employee Plans an option's maximum term is ten years, and under the 1996 and 1999 directors plans, the option's maximum term is seven years.

The Corporation has estimated fair value of the options issued in 2001, 2000 and 1999 at $3.29, $2.84 and $4.32 per share, respectively, using the Black-Scholes option pricing model. If the Corporation had used the fair value method of accounting and recognized compensation costs for the plans based on the fair value of awards at the grant date, net income and earnings per share on a pro forma basis would have been as follows:

		Year Ended December 31,		
		2001	2000	1999
		(in thousands, except per share data)		
Net income	As reported	$1,626	$1,424	$926
	Pro forma	$1,558	$1,373	$866
Basic earnings per share	As reported	$0.62	$0.55	$0.35
	Pro forma	$0.60	$0.53	$0.33
Diluted earnings per share	As reported	$0.62	$0.55	$0.35
	Pro forma	$0.60	$0.53	$0.33

Following is a summary of the Corporation's four stock option plans for the periods indicated:

	Year Ended December 31, 2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	150,888	$7.27	132,428	$7.76	84,919	$7.18
Granted	59,300	5.91	37,331	5.59	68,200	8.59
Exercised	----	----	----	----	(4,392)	6.83
Expired	(35,057)	6.98	(18,871)	7.44	(16,299)	8.47
Outstanding, end of year	175,131	$6.80	150,888	$7.27	132,428	$7.76

The following table shows summary information about stock options outstanding at December 31, 2001:

Stock Options Outstanding				Stock Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$6.83	48,316	2.1 years	$6.83	48,316	$6.83
9.30	1,464	3.7 years	9.30	1,464	9.30
7.16	4,400	4.8 years	7.16	2,200	7.16
8.52 – 8.64	41,250	4.7 years	8.62	20,020	8.62
5.23	3,730	8.0 years	5.23	2,200	5.23
5.50	16,671	8.8 years	5.50	7,989	5.50
5.73 – 6.05	59,300	9.1 years	5.91	16,825	5.91
	175,131		$6.80	99,014	$6.94

(14) Other Operating Expense

The following is a summary of significant components of other operating expense for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Advertising and public relations	$292	$444	$413
Data processing	403	412	312
Professional and regulatory fees	165	214	160
Legal fees	209	211	129
Director fees	176	160	96
Credit card processing	228	232	191
Printing and supplies	117	113	113
Telephone	93	71	59
Loan closing	27	77	99
Other insurance	51	69	41
Deposit insurance	58	59	15
Single business tax	99	95	126
Other	357	247	251
Total other operating expense	$2,275	$2,404	$2,005

(15) Taxes on Income

The Corporation and the Bank file a consolidated federal income tax return. Before 1998, no net deferred tax asset had been provided for the future benefit of the net operating loss carryforward generated since inception, because the Corporation did not have a history of earnings. Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Corporation's assets and liabilities. During the third and fourth quarter of 1999, the Corporation paid estimated federal income taxes having utilized the net operating loss carryforward available to the Corporation as the result of ongoing earnings. The income tax expense (benefit) for the years ending December 31, consists of the following:

	2001	2000	1999
		(in thousands)	
Current expense	$1,064	$785	$523
Deferred (benefit) expense	(232)	33	11
Total income expense	$832	$818	$534

The temporary differences and carryforwards which comprise deferred tax assets and liabilities at December 31, are as follows:

	2001	2000
	(in thousands)	
Deferred tax assets		
Provision for loan losses	$962	$804
Depreciation	73	75
Capital lease	172	154
Deferred loan fees	----	27
Other	72	18
	1,279	1,078
Valuation allowance for deferred tax assets	----	----
Deferred tax liabilities		
Original issue discount	(43)	(60)
Unrealized gain on securities available for sale	(84)	(38)
Mortgage servicing rights	(15)	(22)
Other	(34)	(41)
Net deferred tax asset	$1,103	$917

The Corporation's effective tax rates differ from the statutory federal tax rates. The following is a summary of such differences:

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Provision at statutory federal income tax rate	836	787	497
Nondeductible expenditures	16	33	37
Tax exempt municipal interest	(43)	----	----
Other, net	23	(2)	----
Provision at effective federal income tax rate	832	818	534

(16) Estimated Fair Value of Financial Instruments

Estimates of fair value of financial instruments have been determined using available market information and appropriate valuation methods, as outlined below. Considerable judgment is inherently required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented below do not necessarily represent amounts that the Corporation could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents: For these short term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: For marketable debt securities, estimated fair value is based on quoted market prices or dealer quotes.

Loans: For variable rate loans with no significant change in credit risk since loan origination, the carrying amount is a reasonable estimate of fair value. For all other loans, including fixed rate loans, the fair value is estimated using a discounted cash flow analysis, using interest rates currently offered on similar loans to borrowers with similar credit ratings and for the same remaining maturities. The resulting value is reduced by an estimate of losses inherent in the portfolio.

Residential mortgages held for sale: The estimated fair value of residential mortgages held for sale is the carrying amount. The duration of the portfolio is typically within two weeks or less and a commitment of sale has already occurred when the loans are funded.

Deposits: The estimated fair value of demand deposits, certain money market deposits, and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances: The estimated fair value of Federal Home Loan Bank advances is estimated using rates currently offered for funding sources of similar remaining maturities.

Repurchase agreements: The estimated fair value of short term borrowings is the carrying amount, since they mature the next day.

Accrued interest: Accrued interest receivable and payable are short term in nature; therefore, their carrying amount approximates fair value.

Commitments: Commitments to extend credit and standby letters of credit are not recorded on the balance sheet. The fair value of commitments is estimated using the fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The majority of commitments to extend credit and letters of credit would result in loans with a market rate of interest if funded. The fair value of these commitments are the fees that would be charged for similar arrangements with comparable risk and maturity. The recorded book value of deferred fee income approximates fair value.

The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The recorded carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)			
Financial Assets				
Cash and cash equivalents	$28,092	$28,092	$33,012	$33,012
Securities	45,535	45,561	20,196	20,196
FHLB stock	875	875	446	446
Residential mortgages held for sale	5,010	5,010	----	----
Loans, net of allowance	151,281	157,730	153,609	155,564
Accrued interest receivable	1,248	1,248	1,247	1,247
Financial Liabilities				
Demand and savings deposits	53,945	53,945	48,239	48,239
Time deposits	138,369	139,669	137,900	139,026
Repurchase agreements	6,739	6,739	4,157	4,157
Federal Home Loan Bank advances	13,400	13,919	----	----
Accrued interest payable	438	438	990	990

(17) Off-Balance Sheet Risk

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business, to meet financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Fees from issuing these commitments to extend credit are recognized over the period to maturity. Since a portion of the commitments is expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of customers. The Corporation also has legally binding commitments to extend credit in the form of loans that have been approved but not yet closed. These funds are normally disbursed unless the customer fails to comply.

Standby letters of credit are issued in connection with agreements between customers and a third party. If the customer fails to comply with the agreement, the counterparty may enforce the standby letter of credit as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Corporation after the letter of credit is enforced.

A summary of commitments not recorded on the balance sheet at December 31 is as follows:

	2001	2000
	(in thousands)	
Unused home equity lines of credit	$2,647	$2,882
Unused credit card lines	1,764	1,518
Unused portion of construction lines of credit	9,712	6,287
Unused portion of all other credit lines	26,504	21,528
Loans committed but not yet closed	14,216	4,495
Standby letters of credit	1,771	1,137
Total outstanding commitments	$56,614	$37,847

(18) Restrictions on Dividends

Dividends paid by the Corporation would be provided primarily by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans, or advances. Applicable law and regulations limit the amount and payment of dividends by the Bank.

(19) Parent-only Financial Statements

The following condensed financial information presents the financial condition of the Parent Holding Company (the Parent) only, along with the results of its operations and its cash flow. The Parent has recorded its investment in the Bank at cost, plus the undistributed surplus of the Bank since it was formed. The Parent recognizes undistributed income of the Bank as noninterest income, and undistributed losses as noninterest expense. The Parent-only financial information should be read in conjunction with the Corporation's consolidated financial statements.

Parent-only Balance Sheet

	December 31,	
	2001	2000
Assets	(in thousands)	
Cash	$916	$1,225
Investment in subsidiary	19,505	17,382
Other assets	137	112
Total Assets	$20,558	$18,719
Liabilities and Stockholders' Equity		
Due to subsidiary	$81	$2
Total Liabilities	81	2
Common stock	13,309	13,309
Additional paid-in capital	5,009	5,016
Accumulated surplus	2,368	742
Unearned employee benefit	(371)	(421)
Accumulated other comprehensive income	162	71
Total Stockholders' Equity	20,477	18,717
Total Liabilities and Stockholders' Equity	$20,558	$18,719

Community Central Bank Corporation
Notes to Consolidated Financial Statements

Parent-only Statement of Operations

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Operating Income			
Interest income	$34	$49	$60
Total Operating Income	34	49	60
Operating Expense			
Other expense	253	128	20
Total Operating Expense	253	128	20
Income Before Taxes and Share in Undistributed Income of Subsidiary	(219)	(79)	40
Income tax (benefit) expense	(75)	(28)	14
Income Before Share in Undistributed Income of Subsidiary and Cumulative Effect of Change in Accounting Principle	(144)	(51)	26
Cumulative effect of changes in Accounting Principle	----	----	(57)
Dividend from subsidiary	300	----	----
Share of undistributed income of subsidiary	1,470	1,475	957
Net Income	$1,626	$1,424	$926

Parent-only Statement of Cash Flow

	2001	2000	1999
	Year Ended December 31, (in thousands)		
Operating Activities			
Net income	$1,626	$1,424	$926
Adjustments to reconcile net income to net cash flow from operating activities			
Undistributed income of subsidiary	(1,470)	(1,475)	(957)
Increase in other assets	(25)	(2)	58
Decrease (increase) in other liabilities	79	(2)	(3)
Net Cash Provided by (Used in) Operating Activities	210	(55)	24
Investing Activities			
Capital contribution to subsidiary	(519)	----	(2,000)
Net Cash Used in Investing Activities	(519)	----	(2,000)
Financing Activities			
Public stock offering	----	----	----
Fractional shares paid on stock split	----	(1)	(1)
Stock options exercised	----	----	33
Net Cash (Used in) Provided by Financing Activities	----	(1)	32
Decrease in Cash	(309)	(56)	(1,944)
Cash at the Beginning of the Period	1,225	1,281	3,225
Cash at the End of the Period	$916	$1,225	$1,281

The following discussion compares the financial condition of the Corporation and its subsidiaries, at December 31, 2001 to December 31, 2000 and the results of operations for the years ended December 31, 2001, 2000, and 1999. This discussion should be read in conjunction with the financial statements and statistical data presented elsewhere in this report. This report contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation and the Bank. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted in the forward-looking statements. The Corporation undertakes no obligation to update, amend, or clarify forward looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include changes in interest rate and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; and other factors, including risk factors, referred to from time to time in filings made by the Corporation with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Assets

The Corporation's total assets have increased by 11.1%, or $23.4 million, to $235.0 million at December 31, 2001, compared with $211.6 million at December 31, 2000.

During the year ended December 31, 2001, total deposits rose by $6.2 million, while total loans decreased by $2.1 million. Commercial loans grew by $6.2 million, while residential mortgage loans decreased by $7.2 million.

The Corporation's investment portfolio increased $25.8 million in 2001. The investment portfolio comprises mainly Federal Agency debentures and mortgage backed instruments. Additionally, the Corporation invests in high quality tax-exempt municipal bonds.

The allowance for credit losses as a percentage of total gross loans was 1.90% as of December 31, 2001. The increased level of reserve for loan losses over last year was needed to offset continued signs of local economic slowdown, higher unemployment trends, and their impact upon the loan portfolios. The provision for credit losses in 2001 decreased from the provision in 2000, at $475,000 and $855,000, respectively. The lower provision was somewhat attributable to the overall decline in the loan portfolio size compared to last year. The provision in 2001 was made in accordance with assumptions incorporated into the loan loss reserve analysis. Management conducts the analysis on a quarterly basis. The analysis incorporates factors such as current net charge offs, risk identifications, delinquency, historical losses, current trends, concentration of credits, and national and economic conditions. Other factors included in management's analysis include, experience, ability and depth of lending management and staff and the loan review system. Gross loan charge-offs for 2001 comprised $261,000, with recoveries representing $62,000. Total net charge-offs represented 0.13 percent of average portfolio loans.

Loans are placed in nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. At December 31, 2001, there was $2,572,000 of loans placed in nonaccrual status. Commercial loans and lease financing receivables are to be reported as being in nonaccrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may stay on accrual status. However, if the loan is not brought current before 120 days past due, the loan should be reported as nonaccrual. A nonaccrual asset may be restored to an accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, and in the process of collection.

A debt is "well-secured" if it is secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guaranty of a financially responsible party. A debt is "in the process of collection" if collection of a debt is proceeding in due course either through legal action, including judgment enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future, generally within the next 90 days.

In each accounting period, management evaluates the condition of the loan portfolio to determine the adequacy of the allowance for loan losses. Consideration is also given to off-balance sheet items that may involve credit risk, such as commitments to extend credit and financial guarantees. Management's evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, adequacy of collateral, industry concentrations within the portfolio, and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above.

The primary risk element considered by management regarding each installment and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Bank's position. The primary risk elements concerning commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers, and periodically reviews existence of collateral and its value.

Although management believes that the allowance for credit losses is adequate to absorb losses as they arise, there can be no assurance that the Bank will not sustain losses in any given period that could be substantial in relation to the size of the allowance for credit losses.

It must be understood, however, that inherent risks and uncertainties related to the operation of a financial institution require management to depend on estimates, appraisals and evaluations of loans to prepare the Corporation's financial statements. Changes in economic conditions and the financial prospects of borrowers may result in changes to the estimates, appraisals and evaluations used. In addition, if circumstances and losses differ substantially from management's assumptions and estimates, the allowance for loan losses may not be sufficient to absorb all future losses, and net income could be significantly impacted.

Liabilities

During the year ended December 31, 2001, total deposits increased by 3.3%, or $6.2 million, to $192.3 million. Repurchase agreements increased by $2.6 million, to $6.7 million at December 31, 2001.

Capital

Shareholders' equity was $20,477,000 at December 31, 2001, a $1,760,000 increase from December 31, 2000. The increase resulted from net income of $1,626,000, coupled with an equity increase reflecting a change in unrealized gains of the available for sale security portfolio of $91,000. An additional net increase of $43,000 was recorded to reflect the reduction in the employee stock ownership plan ("ESOP") loan. The ESOP was funded with an outside loan that has been recorded as if it was long-term debt of the Corporation. The repayment of debt is recorded as a reduction in the long-term liability and an increase in equity.

Net Interest Income

The Corporation expects net interest income to be its principal source of future income. During 2001 net interest income was $7.5 million. The Corporation's net interest margin for the year was 3.56%.

The following table shows the dollar amount of changes in net interest income for each major category of interest earning asset and interest bearing liability, and the amount of change attributable to changes in average balances (volume) or average rates for the periods shown. Variances that are jointly attributable to both volume and rate changes have been allocated to the volume component.

	Year Ended December 31, 2001 vs. 2000		
		Increase (Decrease) Due to Changes In	
	Total	Volume and Both	Rate
		(in thousands)	
Earning Assets - Interest Income			
Federal funds sold	($295)	$142	($437)
Securities	949	1,052	(103)
Loans	(1,800)	(34)	(1,766)
Total	(1,146)	1,160	(2,306)
Deposits and Borrowed Funds - Interest Expense			
NOW and money market accounts	(167)	10	(177)
Savings deposits	(92)	(9)	(83)
Time deposits	(917)	482	(1,399)
Other borrowings	335	340	(5)
Capitalized lease obligation and ESOP loan	(16)	(8)	(8)
Total	(857)	815	(1,672)
Net Interest Income	($289)	$345	($634)

For the year ended December 31, 2001, net interest income decreased by 3.7%, or $0.3 million over 2000. On the liability side, interest bearing liability volumes increased as the Corporation continued to build a deposit base. The net interest margin decreased for the year to 3.56%, compared with 4.12% for 2000. The decrease in margin was due to the significant drop in short term interest rates and the ability of the Corporation to reprice interest sensitive liabilities. Other factors which effected margin in 2001 were changes in the balance sheet structure including the net decrease in the loan portfolio, which effected the yield on earning assets.

Average Balance Sheet

The following table shows the Corporation's consolidated average balances of assets, liabilities, and equity. The table also details the amount of interest income or interest expense and the average yield or rate for each category of interest earning asset or interest bearing liability, and the net interest margin for the periods indicated. The average balance of securities represents amortized cost. Interest income on loans includes loan fees.

	Year Ended December 31, 2001			2000		
	Average Balance	Interest Income/ Expense	Average Rate Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rate Earned Paid
	(in thousands)					
Assets						
Federal funds sold	$23,300	$974	4.18%	$19,892	$1,269	6.38%
Securities	34,084	1,927	5.65	15,477	978	6.32
Loans	153,547	12,633	8.23	153,965	14,433	9.37
Total Earning Assets/ Total Interest Income	210,931	15,534	7.36%	189,334	16,680	8.81%
Cash and due from banks	5,904			5,223		
All other assets	1,367			1,680		
Total Assets	$218,202			$196,237		
Liabilities and Equity						
NOW and money market accounts	$18,150	240	1.32%	$17,381	407	2.34%
Savings deposits	7,865	156	1.98	8,337	248	2.97
Time deposits	136,281	6,984	5.12	126,866	7,901	6.23
FHLB advances and repurchase Agreements	11,931	472	3.96	3,347	137	4.09
Capitalized lease and ESOP	1,391	163	11.72	1,456	179	12.29
Total Interest Bearing Liabilities/ Total Interest Expense	175,618	8,015	4.56%	157,387	8,872	5.64%
Noninterest bearing demand deposits	21,907			20,003		
All other liabilities	918			896		
Stockholders' equity	19,759			17,951		
Total Liabilities and Stockholders' Equity	$218,202			$196,237		
Net Interest Income		$7,519			$7,808	
Net Interest Margin (Net Interest Income/Total Earning Assets)			3.56%			4.12%

Noninterest Income

Noninterest income increased by 214.7%, to $1,775,000 for 2001, when ignoring security gains and nonrecurring items as compared to 2000. Mortgage banking income of $918,000 provided the largest segment of growth in noninterest income. The newly formed Mortgage subsidiary started operations July 9, 2001. The largest components of noninterest income is mortgage banking income, service charge fee income and credit card merchant processing fees. The mortgage banking income consisted of origination fee income received by the Mortgage Company upon the sale of residential mortgages. The corresponding compensation expense paid to the originators employed by the Mortgage Company is recorded as salary, benefits and payroll taxes in the noninterest expense section of the Consolidated Statement of Operations.

Noninterest Expense

Noninterest expense increased by 20.6% over 2000, to $6.4 million in 2001. This was primarily the result of growth of the Corporation, and the start of the mortgage subsidiary in July 2001. Increases in expenses as the result of the mortgage subsidiary were more than offset by the noninterest income generated. Total salaries and benefits increased $1.1 million or a 50% increase in 2001 over 2000. Salaries, commissions and benefits from the mortgage subsidiary were $724,000 for 2001. Increases in salaries and benefits without the mortgage subsidiary was $350,000 or 16%, again reflecting the growth of the Corporation and the resulting increases in staffing and merit. Net occupancy expense of $869,000 increased $141,000, or 19%, due to the expansion of the loan operations for commercial banking services and the mortgage subsidiary and the resulting lease and occupany related costs. These operations are housed at 85 North Main Street, adjacent to the main office facility. Other operating noninterest expense of $2.3 million decreased $129,000 over 2000, as the result of cost containment programs.

Liquidity and Asset/Liability Management

The liquidity of a Corporation allows it to provide funds to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of other investment opportunities. Funding of loan requests, providing for liability outflows, and managing interest rate risk require continuous analysis to match the maturities of specific categories of loans and investments with specific types of deposits and borrowings. Corporation liquidity depends upon the mix of the banking institution's potential sources and uses of funds. For the Corporation, the major sources of liquidity have been deposit growth, federal funds sold, loans and securities which mature within one year, and sales of residential mortgage loans. Additional liquidity is provided by two facilities totaling $5.0 million, unsecured federal funds borrowing facilities, and a $30.0 million secured line of credit with the FHLB, of which $13.4 million is used. The Corporation's large deposits which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of jumbo time certificates of deposit.

Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest margin, an important factor in earnings growth and stability. Emphasis is placed on maintaining a controlled rate sensitivity position, to avoid wide swings in margins and to manage risk due to changes in interest rates.

The Corporation's Asset Liability Committee ("ALCO") meets periodically. Some of the major areas of focus of the ALCO incorporate the following overview functions: review the interest rate risk sensitivity of the Bank to measure the impact of changing interest rates on the Bank's net interest income, review the liquidity position through various measurements, review current and projected economic conditions and the corresponding impact on the Bank, ensure that capital and adequacy of the allowance for loan losses are maintained at proper levels to sustain growth, monitor the investment portfolio, recommending policies and strategies to the Board that incorporate a better balance of our interest rate risk, liquidity, balance sheet mix and yield management, and review the current balance sheet mix and proactively determine the future product mix.

The Corporation currently utilizes two quantitative tools to measure and monitor interest rate risk: static gap analysis and net interest income simulation modeling. Each of these interest rate risk measurements has limitations, but management believes when these tools are evaluated together, they provide a balanced view of the exposure the Corporation has to interest rate risk.

The following table shows the maturity and repricing distribution of the Corporation's interest earning assets and interest bearing liabilities as of December 31, 2001, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities), and the cumulative interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate sensitive within a period when it matures or could be repriced within such period, generally according to its contractual terms. Loans are presented net of unearned income, gross of the allowance, while securities are shown at amortized cost. Assumptions incorporated into the time table include estimates of partial redemptions on Now, Money Market and savings accounts. Prepayment of loans and securities are also included at current levels as of December 31, 2001. Additionally, many variable rate loans have interest rate floors which are incorporated in this table.

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
			(in thousands)		
Interest earning assets					
Federal funds sold	$21,200	$ ----	$ ----	$ ----	$21,200
Securities, at amortized cost	11,217	4,666	16,789	13,491	46,163
Loans	51,396	39,377	57,186	11,262	159,221
Total	83,813	44,043	73,975	24,753	$226,584
Interest bearing liabilities					
NOW and money market accounts	2,122	6,428	10,635	----	$19,185
Savings deposits	606	1,893	5,073	----	7,572
Jumbo time deposits	55,501	15,855	13,385	----	84,741
Time deposits < $100,000	25,990	10,247	17,391	----	53,628
Repurchase agreements	6,739	----	----	----	6,739
FHLB and Repo sweeps	----	----	7,000	6,400	13,400
Capitalized lease obligation and ESOP loan	381	32	230	721	1,364
Total	91,339	34,455	53,714	7,121	$186,629
Rate sensitivity gap	($7,526)	9,588	20,261	17,632	
Cumulative rate sensitivity gap		$2,062	$22,323	$39,955	
Rate sensitivity gap ratio	0.92	1.28	1.38	3.48	
Cumulative rate sensitivity gap ratio		1.02	1.12	1.21	

The table above indicates the time periods in which interest earning assets and interest bearing liabilities will mature or may be repriced, generally in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Based on the table above, the Corporation is considered to be liability sensitive in a three-month maturity range and evenly matched in a one-year maturity range as of December 31, 2001.

The bank also began to evaluate interest rate risk using a simulation model in 1999. The use of simulation models to assess interest rate risk is an accepted industry practice, and the results of the analysis are useful in assessing the vulnerability of the bank's net interest income to changes in interest rates. However, the assumptions used in the model are oversimplifications and not necessarily representative of the actual impact of interest rate changes. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds of various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities, and changes in market conditions impacting loan and deposit volumes and pricing. These assumptions are inherently uncertain, and subject to fluctuation and revision in a dynamic environment. Therefore, the model cannot precisely estimate future net interest income or exactly predict the impact of higher or lower interest rates. Actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, changes in market conditions, management's pricing decisions, and customer reactions to those decisions, among other factors.

On a quarterly basis, the net interest income simulation model is used to quantify the effects of hypothetical changes in interest rates on the Corporation's net interest income over a projected twelve-month period. The model permits management to evaluate the effects of shifts in the Treasury Yield curve, upward and downward, on net interest income expected in a stable interest rate environment.

As of December 31, 2001, the simulation model projects net interest income would increase by 6.5% of the base net interest income, assuming an instantaneous parallel shift downward in the yield curve by 200 basis points. Conversely, if the yield curve were to increase by 200 basis points, the model projects net interest income would decrease by 5.4%.

Community Central Bank Corporation
Stockholder Information

SEC Form 10-KSB

Copies of the Corporation's annual report on Form 10-KSB, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Ray T. Colonius; Corporate Treasurer, Community Central Bank Corporation, 100 North Main Street, PO Box 7, Mount Clemens, MI 48046-0007.

Stock Information

The common stock of Community Central Bank Corporation is quoted on the Nasdaq National Market (NNM) under the ticker symbol "CCBD." At December 31, 2001, there were approximately 300 record holders of the Corporation's common stock.

The following table shows the high and low bid prices by quarter during the past two years. The quotations reflect bid prices as reported by the OTCBB through December 7, 2001, and the Nasdaq National Market thereafter, and do not include retail mark-up, mark-down or dealer commission.

2001 Bid Prices

Quarter	High	Low	Cash Dividends Declared
Fourth	$8.50	$5.80	$ ----
Third	6.75	4.81	----
Second	5.95	5.50	----
First	6.06	5.00	----

2000 Bid Prices

Quarter	High	Low	Cash Dividends Declared
Fourth	$5.38	$5.19	$ ----
Third	5.81	4.88	----
Second	5.88	4.50	----
First	5.45	4.86	----

Price data has been retroactively adjusted for the 11 for 10 stock split in 2000.

Community Central Bank Corporation
Stockholder Information

Market Makers

At December 31, 2001, the following firms were registered with the Nasdaq National Market as market makers in Community Central Bank Corporation common stock:

Raymond James & Associates, Inc.
880 Carillon Park
St. Petersburg, FL 33716

McConnell Budd & Downes, Inc.
365 South Street
Morristown, NJ 07960

Hill, Thompson, Magid & Co., Inc.
15 Exchange Place
Jersey City, NJ 07302-3912

Howe Barnes Investment, Inc.
135 South LaSalle St.
Chicago, IL 60603-4398

Wedbush Morgan Securities, Inc.
1000 Wilshire Blvd., 9th Floor
Los Angeles, CA 90017

Herzog, Heine & Geduld, Inc.
2 Penn Center
Philadelphia, PA 19102

Knight Securities, L.P.
525 Washington Blvd.
Jersey City, NJ 07310

Monroe Securities, Inc.
47 State Street
Rochester, NY 14614

Spear, Leeds & Kellogg Capital Markets
Ten Exchange Place, 11th Floor
Jersey City, NJ 07302

Stock Registrar and Transfer Agent

State Street Bank & Trust Company
c/o Boston EquiServe
PO Box 43011
Providence, RI 02940-3011
Shareholder Inquiries 1-800-426-5523

Independent Auditor

Plante & Moran, LLP
2601 Cambridge Ct., Suite 500
Auburn Hills, MI 48326

Legal Counsel

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, MI 48226-3425

Information

News media representatives and those seeking additional information about the Corporation should contact Ray T. Colonius, Corporate Treasurer, at (586) 783-4500, or by writing him at 100 North Main Street, PO Box 7, Mount Clemens, MI 48046-0007.

Annual Meeting

This year's Annual Meeting will be held at 9:00 A.M., on Tuesday, April 16, 2002, at Fern Hill Country Club, 17600 Clinton River, Clinton Township, MI 48036.

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CCBCM-AR-02